 Exhibit 99.2

BAYTEX

Notice of Annual and Special Meeting
Information Circular and Proxy Statement
Dated March 21, 2025

For an Annual and Special Meeting of Shareholders
to be held on May 5, 2025

ENERGY CREATING VALUE

NYSE | TSX BTE

What We Do

Executive Compensation
Following Best Practices

- ✓ Significant Pay Contingent on Performance
- ✓ Clawback Policy
- ✓ Anti-Hedging Policy (no shorting)
- ✓ Double Trigger Share Awards
- ✓ Double Trigger Change of Control Agreements
- ✓ Annual Incentive Compensation tied to financial performance
- ✓ Annual Incentive Compensation tied to sustainability objectives
- ✓ No Executive Employment Contracts
- ✓ Significant Share Ownership Requirements
- ✓ Compensation Benchmarked Against Peers
- ✓ Annual "Say-on-Pay" Vote
- ✓ Annual Review of Best Practices and Shareholder Alignment
- ✓ Performance Award scorecard majority weighted (60%) to relative shareholder performance
- ✓ Annual Incentive Scorecard capped if shareholder return is negative

Corporate Governance
Excellence

- ✓ Independent Board Chair
- ✓ Nine of Ten Director Nominees Independent
- ✓ All Committee Members Independent
- ✓ Individual Director Elections
- ✓ Majority Voting Policy for Directors
- ✓ Average Director Tenure of ~5 Years
- ✓ Board committee oversight of health, safety, environment, climate and other sustainability matters
- ✓ GHG emissions intensity reduction target and ARO reduction target
- ✓ Board Diversity, Gender – 40%
- ✓ Board Diversity, Race/Ethnicity – 10%
- ✓ Annual Board, Committee and Director Evaluations
- ✓ Annual Assessment of Board Skills
- ✓ Significant share ownership requirements
- ✓ Ongoing Board refreshment
- ✓ Board oversight of cybersecurity
- ✓ Two directors with the CERT Certificate in Cybersecurity Oversight from the Software Engineering Institute at Carnegie Mellon University

If you have questions or require assistance with voting your shares, contact:

LH LAUREL HILL

Laurel Hill Advisory Group

North America (Toll Free): 1-877-452-7184 | Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

i   CREATING ENERGY / CREATING VALUE

BAYTEX ENERGY / 2025 CIRCULAR   ii

LETTER TO SHAREHOLDERS

Dear Fellow Shareholders:
On behalf of Baytex’s board of directors (the “Board”), management team and employees, I invite you to participate in the 2025 Annual and Special Meeting of Shareholders (the “Meeting”) on May 5, 2025 at 3 p.m. Calgary time. The items of business to be considered and acted on at the Meeting are described in the Notice of Annual and Special Meeting of Shareholders of Baytex Energy Corp. (“Baytex”) and within this information circular. We encourage you to review these materials in advance of the Meeting and prior to voting.
Baytex is a well-capitalized, North American oil-weighted producer with 60% of production in the Eagle Ford in Texas and the balance in western Canada. In 2024, Baytex delivered operating and financial results that were consistent with the full-year plan:
•
Production and exploration and development expenditures in line with full-year guidance.

•
Increased production per share by 10%, compared to 2023.

•
Grew reserves per share across all reserves categories.

•
Increased net asset value per share by 13%.

•
Generated free cash flow of $656 million.

•
Repurchased 6% of common shares outstanding and paid four quarterly dividends.

•
Termed out long-term debt and extended maturity of credit facilities.

•
Reduced net debt by 5% (13% in U.S. dollars).

Mark R. Bly Chair of the Board of Directors

Mr. Greager, the management team and the Baytex staff remain focused on disciplined capital allocation to prioritize free cash flow generation while maintaining a strong balance sheet and a balanced approach to shareholder returns.

The Board and Governance
The Board remains focused on strong governance practices. Our Board is comprised of 10 members, 9 of whom are independent and each of whom is highly qualified. The Board’s diversity policy has been met as four of our directors are women, two of the four committee Chairs are women and one director is racially diverse. The Board also increased its ability to oversee Cybersecurity with two directors obtaining the CERT Certificate in Cybersecurity Oversight.
The Virtual Meeting
The Meeting will be held virtually. If you wish to participate at the Meeting, please review the Meeting instructions carefully. New this year and to enhance the Meeting experience, registered shareholders will be able to ask questions orally at the Meeting. There is no change to the methods by which you may vote your shares ahead of time. The accompanying Information Circular contains all the information you need about the Meeting and how to exercise your right to vote.
Sincerely,
“Mark R. Bly”
Chair of the Board of Directors
March 21, 2025
iii   CREATING ENERGY / CREATING VALUE

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS
MEETING INFORMATION
Date: Monday, May 5, 2025
Time: 3:00 p.m. (Calgary time)
Place: Online at: https://web.lumiconnect.com/ 246266800
AGENDA
1.
To receive and consider our consolidated financial statements for the year ended December 31, 2024, together with the report of the auditors.

2.
Elect ten (10) directors.

3.
Appoint the auditors and authorize the directors to fix their remuneration.

4.
Consider a resolution to approve the unallocated awards under our Share Award Incentive Plan.

5.
Consider a non-binding advisory resolution to accept our approach to executive compensation.

6.
Transact such other business as may properly be brought before the meeting or any adjournment thereof.

The meeting will be held virtually only. All shareholders regardless of geographic location and equity ownership are able to attend the meeting. Registered shareholders and duly appointed proxyholders will be able to vote, ask questions and engage with the Chair of the Board and the Chief Executive Officer of the Company. Beneficial shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend as a guest and view the webcast but will not be able to ask questions or vote at the meeting. Shareholders will not be able to attend the meeting in person.
YOUR VOTE IS IMPORTANT. You can vote your Baytex shares in any of the following ways:
	BENEFICIAL SHAREHOLDERS	REGISTERED SHAREHOLDERS
	Shares held with a broker, bank or other intermediary	Shares held in own name and represented by a physical certificate
INTERNET	www.proxy vote.com	https://vote.odysseytrust.com
EMAIL OR FAX	Call or fax to the number(s) listed on your voting instruction form	Email: proxy@odysseytrust.com Fax: 1-800-517-4553
MAIL	Return the voting instruction form in the enclosed postage paid envelope	Return the form of proxy in the enclosed postage paid envelope
A vote submitted via the internet must be received by 3:00 p.m. (Calgary time) on May 1, 2025 or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for any adjournment(s) or postponement(s) of the meeting. In order to be valid, forms of proxy must be returned not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the meeting or any adjournment(s) or postponement(s) thereof.

Shareholders of record at the close of business on March 21, 2025 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than ten days before the meeting, establishes ownership of the shares and demands that the transferee’s name be included on the list of shareholders entitled to vote at the meeting.
DATED at Calgary, Alberta, this 21st day of March 2025.

By order of the Board of Directors “Eric T. Greager”, President and Chief Executive Officer
BAYTEX ENERGY / 2025 CIRCULAR   iv

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
BAYTEX ENERGY CORP.
Terms Used in This Document
•
Annual 2024 MD&A refers to Baytex’ s annual management discussion and analysis for the year ended December 31, 2024

•
annual and special meeting, meeting, and AGM refers to the 2025 annual and special meeting of our shareholders to be held on May 5, 2025 at 3:00 p.m. (Calgary time) and any adjournment(s) or postponement(s) thereof

•
Board, directors, executives, and management mean those positions at Baytex

•
Hugessen means Hugessen Consulting Inc.

•
information circular refers to this Information Circular — Proxy Statement dated March 21, 2025

•
Ranger means Ranger Oil Corporation

•
shareholders means holders of Baytex common shares

•
shares and common shares mean Baytex’s common shares

•
TSX means Toronto Stock Exchange

•
we, us, our, Company and Baytex mean Baytex Energy Corp. and, where applicable, its subsidiaries and other entities controlled, directly or indirectly, by Baytex

•
You and your refer to the shareholder

•
All dollar amounts are in Canadian dollars, unless indicated otherwise

•
Information is as of March 21, 2025, unless indicated otherwise

•
For additional information see Schedule “C” — Advisory Statements in this information circular

QUESTIONS AND ANSWERS ABOUT THE MEETING
The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this information circular, including the appendices hereto and the form of proxy for use at the meeting, all of which are important and should be reviewed carefully.
Q.
When and where is the meeting being held and how can shareholders attend?

A.
The meeting is being held at 3:00 p.m. (Calgary time) on Monday, May 5, 2025 as a virtual meeting, conducted via live webcast. Shareholders will not be able to attend the meeting in person. Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the meeting online at https://web.lumiconnect.com/246266800. Shareholders are encouraged to access the meeting prior to the start time. Online access will begin at 2:30 p.m. (Calgary Time). Instructions on how to connect and participate in the meeting are described herein and posted on Baytex’s website at www.baytexenergy.com.

In order to participate online, registered shareholders must have a valid 12-digit control number and duly appointed proxyholders must have received an email from Odyssey Trust Company (“Odyssey”) containing a username. Voting at the meeting will only be available for registered shareholders or their duly appointed proxyholders, subject to the procedures described under “Attending the meeting Virtually — Voting at the meeting” in this information circular.
Registered shareholders who have appointed and registered a proxyholder may attend the meeting by clicking “I have a login” and completing the online form but will be unable to participate in, or vote at, the meeting. Beneficial shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will only be able to attend the meeting as a guest by clicking “Guest” and completing the online form and view the meeting webcast, but will not be able to otherwise participate in or vote at the meeting.
For more information, see “Attending the meeting Virtually — Attending the meeting” in this information circular.
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Q.
Why are we having a virtual only meeting?

A.
Baytex is holding the meeting in a virtual-only format, which will be conducted via the Lumi platform at https://web.lumiconnect.com/246266800. Baytex intends to hold the virtual meeting in a manner that affords shareholders opportunities to participate, substantially similar to those opportunities that shareholders would have at an in-person meeting. Baytex believes that hosting the meeting virtually will facilitate shareholder attendance and participation by enabling shareholders to participate remotely from any location around the world. It also is a more cost-efficient and environmentally friendly way to engage with our shareholders. The platform for the meeting will provide shareholders the ability to listen to the meeting live, submit questions and submit their vote during the meeting.

Q.
Who is entitled to vote at the meeting?

A.
Only shareholders of record on March 21, 2025 will be entitled to vote at the meeting, or any adjournment(s) or postponement(s) thereof. However, to the extent that a shareholder transfers the ownership of any shares after March 21, 2025 and the transferee of those shares establishes ownership of such shares and demands, not later than ten days before the meeting, to be included in the list of shareholders eligible to vote at the meeting, such transferee will be entitled to vote those shares at the meeting.

For more information, see “Attending the meeting Virtually — Voting at the meeting” in this information circular.
Q.
How do I vote my shares?

A.
Registered shareholders can vote in one of the following ways:

1.
At the meeting (Virtually): By going to the meeting link at https://web.lumiconnect.com/246266800. Registered shareholders may enter the meeting by clicking “I have a login” and entering a username and password before the start of the meeting. The control number located on the form of proxy (or in the email notification you received) is the username. The password to the meeting is “baytex2025” (case sensitive).

If, as a registered shareholder, you are using your control number to log in to the meeting and you have previously voted, you do not need to vote again when the polls open. By voting at the meeting, you will revoke your previous voting instructions received prior to voting cutoff.
2.
In Advance of the meeting:

(a)
By Internet: By going to https://vote.odysseytrust.com and following the relevant instructions.

(b)
By Email or Fax: By emailing or faxing your duly completed form of proxy to proxy@odysseytrust.com or 1-800-517-4553.

(c)
By Mail: By mailing your form of proxy in accordance with the instructions provided therein.

Beneficial shareholders can vote in one of the following ways:
1.
At the meeting (Virtually): If you are a beneficial shareholder, you can only vote at the meeting if you have duly appointed yourself as proxyholder in respect of the shares that you beneficially own. See below for more information and “Attending the meeting Virtually — Appointment of a Third Party as Proxy” in this information circular.

2.
In Advance of the meeting:

(a)
By Internet: By going to www.proxyvote.com and following the relevant instructions.

(b)
Phone or Fax: Call or fax to the number(s) listed on your voting instruction form.

(c)
By Mail: By mailing your voting instruction form in accordance with the instructions provided therein.

Q.
When do I have to vote my shares by?

A.
Forms of proxy must be received in each case no later than 3:00 p.m. (Calgary time) on May 1, 2025, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the meeting or any adjournment(s) or postponement(s) thereof.

For more information, see “Solicitation of Proxies” in this information circular.
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EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
Q.
How do shareholders appoint a third party proxyholder, including beneficial shareholders who wish to appoint themselves as proxyholder?

A.
The persons named in the enclosed form of proxy are Baytex officers who are also shareholders. However, as shareholders you have the right to appoint a person, who need not be a shareholder, to represent you at the meeting.

First, to appoint a third party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. Second, you must register your proxyholder. To register a proxyholder, shareholders MUST send an email to appointee@odysseytrust.com by 3:00 p.m. (Calgary time) on May 1, 2025 or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the meeting or any adjournment(s) or postponement(s) thereof and provide Odyssey with the required proxyholder contact information, amount of shares appointed, name in which the shares are registered if they are a registered shareholder, or name of broker where the shares are held if a beneficial shareholder, so that Odyssey may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the meeting.
If you are a beneficial shareholder and wish to attend, participate or vote at the meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above.
For more information, see “Attending the meeting Virtually — Appointment of a Third Party as Proxy” in this information circular.
Q.
Are there any special considerations for beneficial shareholders located in the United States who wish to appoint a third party proxyholder?

A.
Yes. If you are a beneficial shareholder located in the United States and wish to attend, participate or vote at the meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey.

For more information, see “Attending the meeting Virtually — Legal Proxy — U.S. Beneficial shareholders” in this information circular.
Q.
How do shareholders ask questions during the meeting?

A.
Registered shareholders or their duly appointed proxyholders will have opportunities to participate in the meeting, substantially similar to those they would have at an in-person meeting. As an enhancement to our virtual meeting process, questions can now be asked in two ways: (i) in writing, and (ii) orally. Only registered shareholders or duly appointed proxyholders may submit questions (or vote) while connected to the meeting on the Internet.

If a registered shareholder or duly appointed proxyholder wishes to submit a question, they may do so by logging into the virtual meeting platform at https://web.lumiconnect.com/246266800 and then:
1.
Written Questions: Click the messaging tab, type in the question and click the send arrow.

2.
Oral Questions:

(i)
Click the “Request to Speak” button

(ii)
Click “allow” in the pop up to grant microphone access

(iii)
Click “Join Queue”, when it is your turn to speak the moderator will ask you to ask your question, when you hear a “beep” proceed to ask the question.

Additional information regarding the ability of participants to ask questions during the meeting is available within the Lumi virtual meeting platform.
The Chair of the meeting or members of management present at the meeting will respond to questions from registered shareholders or duly appointed proxyholders relating to a matter to be voted on at the meeting before a vote is held on such matter, if applicable. General questions will be addressed by the Chair of the meeting and other members of management
BAYTEX ENERGY / 2025 CIRCULAR   3

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
following the end of the meeting during the Q&A session. Questions submitted in writing will be read out by the secretary of the meeting. All questions asked and answers provided will be posted to the investor section of the Company’s website after the meeting.
For any written submission made but not addressed during the Q&A session following the end of the meeting, a member of Baytex’s management will attempt to contact such shareholder to respond to the submission to the extent the shareholder has provided an email address with their submission.
Q.
What to do if a shareholder is having technical difficulties accessing the meeting?

A.
If shareholders (or their proxyholders) encounter any difficulties accessing the meeting during the check-in, they may attend the meeting by clicking “Guest” and completing the online form. The virtual platform is fully supported across Internet browsers and devices (desktops, laptops, tablets, and smartphones) running the most updated version of applicable software and plugins. shareholders (or their proxyholders) should ensure that they have a strong Internet connection if they intend to attend and/or participate in the meeting. Participants should allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting. Technical support can also be accessed at: support-ca@lumiglobal.com or at heldesk.us@lumiglobal.com.

Q.
Who should I contact if I have questions?

A.
If you are in doubt as to how to make decisions in respect of the meeting or require assistance with voting your shares, please contact your financial, legal, tax or other professional advisors, or Baytex’s strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, by phone or text at 1-877-452-7184 toll free in North America or 1-416-304-0211 outside of North America (collect calls accepted), or by email at assistance@laurelhill.com.

ATTENDING THE MEETING VIRTUALLY
Attending the Meeting
Baytex is holding the meeting as a completely virtual meeting, conducted via live webcast. Shareholders will not be able to attend the meeting in person. In order to attend, participate or vote at the meeting (including for voting and asking questions at the meeting), shareholders must have a valid username. Shareholders are encouraged to access the meeting prior to the start time. Online access will begin at 2:30 p.m. (Calgary Time). Instructions on how to connect and participate in the meeting are described herein and posted on Baytex’s website at www.baytexenergy.com.
Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the meeting online at https://web.lumiconnect.com/246266800. Such persons may then enter the meeting by clicking “I have a login” and entering a username and password before the start of the meeting:
(a)
Registered shareholders: The 12-digit control number located on the form of proxy (or in the email notification you received) is the username. The password to the meeting is “baytex2025” (case sensitive). If, as a registered shareholder, you are using your control number to log in to the meeting and you have previously voted, you do not need to vote again when the polls open. By voting at the meeting, you will revoke your previous voting instructions received prior to voting cutoff.

(b)
Duly appointed proxyholders: Odyssey will provide the proxyholder with a username by email after the voting deadline has passed. The password to the meeting is “baytex2025” (case sensitive). Only registered shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the meeting. Beneficial shareholders who have not duly appointed themselves as proxyholder will be able to attend the meeting as a guest but not be able to participate or vote at the meeting. Shareholders who wish to appoint a third party proxyholder to represent them at the meeting (including beneficial shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See “Appointment of a Third Party as Proxy” below.

If you are not a registered shareholder or a duly appointed proxyholder you may still attend the meeting by registering as a “guest” at https://web.lumiconnect.com/246266800. As a guest, you will not be able to vote or participate.
Voting at the Meeting
Registered shareholders may vote at the meeting by completing a ballot online during the meeting, as further described below. See “Attending the Meeting” above.
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Beneficial shareholders who have not duly appointed themselves as proxyholder will not be able to participate or vote at the meeting. This is because Baytex and its transfer agent do not have a record of the beneficial shareholders, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a beneficial shareholder and wish to vote at the meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your intermediary. See “Appointment of a Third Party as Proxy” and “Attending the Meeting”.
No advance notice of attendance from registered shareholders is required. Shareholders who wish to appoint a third party proxyholder to represent them at the meeting (including beneficial shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the meeting) MUST submit their duly completed proxy or voting instruction form (as applicable) AND register the proxyholder. See “Attending the Meeting Virtually — Appointment of a Third Party as Proxy” in this information circular.
Questions at the Meeting
See “Q. How do shareholders ask questions during the meeting?” on page 4 in this information circular.
Technical Difficulties at the Meeting
See “What to do if a shareholder is having technical difficulties accessing the meeting?” on page 4 in this information circular.
Appointment of a Third Party as Proxy
A shareholder has the right to appoint a person or entity (who need not be a shareholder) to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed instrument of proxy.
The following applies to shareholders who wish to appoint a person (a “third party proxyholder”) other than the management nominees set forth in the form of proxy or voting instruction form as proxyholder, including beneficial shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the meeting.
Shareholders who wish to appoint a third party proxyholder to attend, participate or vote at the meeting as their proxy and vote their shares MUST submit their proxy or voting instruction form (as applicable) appointing such third party proxyholder AND register the third party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the meeting.
(a)
Step 1: Submit your proxy or voting instruction form: To appoint a third party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you are a beneficial shareholder located in the United States, you must also provide Odyssey with a duly completed legal proxy if you wish to attend, participate or vote at the meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details.

(b)
Step 2: Register your proxyholder: To register a proxyholder, shareholders MUST send an email to appointee@odysseytrust.com by 3:00 p.m. (Calgary time) on May 1, 2025 or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the meeting or any adjournment(s) or postponement(s) thereof and provide Odyssey with the required proxyholder contact information, amount of shares appointed, name in which the shares are registered if they are a registered shareholder, or name of broker where the shares are held if a beneficial shareholder, so that Odyssey may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the meeting.

If you are a beneficial shareholder and wish to attend, participate or vote at the meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions above under the heading “Attending the Meeting”.
Legal Proxy — U.S. Beneficial Baytex Shareholders
If you are a beneficial shareholder located in the United States and wish to attend, participate or vote at the meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above under “Attending the Meeting”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy
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EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey. Requests for registration from beneficial shareholders located in the United States that wish to attend, participate or vote at the meeting or, if permitted, appoint a third party as their proxyholder must be sent by email to appointee@odysseytrust.com and received by 3:00 p.m. (Calgary time) on May 1, 2025 or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the meeting or any adjournment(s) or postponement(s) thereof.
SOLICITATION OF PROXIES
This information circular is furnished in connection with the solicitation of proxies for use at the annual and special meeting of the shareholders of Baytex Energy Corp. to be held at 3:00 p.m. (Calgary time) on Monday, May 5, 2025 and at any adjournment(s) or postponements(s) thereof.
Forms of proxy must be deposited with Odyssey Trust Company by mail or courier at Trader’s Bank Building, 702-67 Yonge Street, Toronto, Ontario M5E 1J8 Attention: Proxy Department or by fax to Fax: 1-800-517-4553 not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) before the time for holding the meeting or any adjournment(s) or postponement(s) thereof. Registered shareholders may also vote via the internet at https://vote.odysseytrust.com. A vote submitted via the internet must be received at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time of the meeting or any adjournment(s) or postponement(s) thereof. Shareholders can also appoint a proxyholder to attend and vote at the meeting on the shareholder’s behalf and to convey a shareholder’s voting instructions.
Only shareholders of record at the close of business on March 21, 2025 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than ten days before the meeting, establishes ownership of the shares and demands that the transferee’s name be included on the list of shareholders entitled to vote at the meeting.
The persons named in the enclosed form of proxy are our officers who are also shareholders. As a shareholder you have the right to appoint a person, who need not be a shareholder, to represent you at the meeting. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.
ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES
The information set forth in this section is of significant importance to you if you do not hold your common shares in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of common shares can be recognized and acted upon at the meeting. If common shares are listed in your account statement provided by your broker, then in almost all cases those common shares will not be registered in your name on our records. Such common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms. Common shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.
Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) who mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternatively, you can use their website www.proxyvote.com or call their toll-free telephone number to instruct them how to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the meeting.
Baytex may utilize the Broadridge QuickVoteTM service to assist shareholders with voting their shares. Those shareholders who have not objected to Baytex knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill Advisory Group (“Laurel Hill”) to conveniently obtain a vote directly over the phone. While representatives of Laurel Hill are soliciting proxies on behalf of the management of Baytex, shareholders are not required to vote in the manner recommended by the Board. The QuickVoteTM system is intended to assist shareholders in placing their votes, however, there is no obligation for any shareholders to vote using the QuickVoteTM system, and shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this information circular. Any voting instructions provided by a shareholder will be recorded and such shareholder will receive a letter from Broadridge (on behalf of the shareholder’s intermediary) as confirmation that their voting instructions have been accepted.
6   CREATING ENERGY / CREATING VALUE

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
NOTICE-AND-ACCESS
We have elected to use the “notice-and-access” provisions under National Instrument 54-101 “Communications with Beneficial Owners of Securities of a Reporting Issuer” (the “Notice-and-Access Provisions”) for the meeting in respect of mailings to beneficial holders of our common shares (i.e., a shareholder who holds their shares in the name of a broker or an agent) and registered holders of our common shares (i.e., a shareholder whose name appears on our records as a holder of common shares). These provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials which are mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online.
We have also elected to use procedures known as ‘stratification’ in relation to our use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of an information circular and, if applicable, a paper copy of financial statements and related management’s discussion and analysis (“Financial Information”), to some shareholders together with a notice of a meeting of its shareholders. A paper copy of the notice of meeting, this information circular, and a form of proxy or voting instruction form will be mailed to those shareholders who have previously requested to receive paper copies of these materials. Furthermore, a paper copy of the Financial Information in respect of our most recently completed financial year was mailed to those registered and beneficial holders of our common shares who previously requested to receive such information.
We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of our common shares.
REVOCABILITY OF PROXY
Only a registered shareholder may revoke their proxy at any time prior to a vote. If you or the person you give your proxy attends at the meeting, you or such person may revoke the proxy and vote at the meeting, provided that you have taken the necessary steps to vote at our virtual meeting. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment(s) or postponements(s) thereof, at which the proxy is to be used, or with the chair of the meeting on the day of the meeting, or any adjournment(s) or postponements(s) thereof.
Beneficial holders who wish to change their vote must, in sufficient time in advance of the meeting, arrange for their respective intermediaries to change their vote and, if necessary, revoke their proxy in accordance with the revocation procedures set out above.
PERSONS MAKING THE SOLICITATION
This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of meeting and this information circular. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.
We have also retained Laurel Hill to assist us with corporate governance advisory services and communicating with shareholders. In connection with these services, Laurel Hill is expected to receive a fee of $37,500 plus out-of-pocket expenses. We will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the common shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.
EXERCISE OF DISCRETION BY PROXY
The common shares represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon, the shares will be voted on any poll in accordance with the specification so made. If you do not provide instructions, your shares will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment(s) or postponements(s) thereof. At the time of printing this information circular, we know of no such amendment, variation or other matter.
BAYTEX ENERGY / 2025 CIRCULAR   7

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
VOTING SHARES AND PRINCIPAL HOLDERS
We are authorized to issue an unlimited number of common shares without nominal or par value. As at March 21, 2025 there were 770,563,865 common shares issued and outstanding. As a holder of common shares you are entitled to one vote for each common share you own.
The record date for the determination of shareholders entitled to receive notice of and to vote at the meeting is March 21, 2025. Shareholders of Baytex whose names have been entered in the register of shareholders at the close of business on that date will be entitled to receive notice of and vote at the meeting, provided that, to the extent a shareholder transfers the ownership of any of his or her common shares after such date and the transferee of those common shares establishes that he or she owns the common shares and requests, not later than 10 days before the meeting, to be included in the list of shareholders eligible to vote at the meeting, such transferee will be entitled to vote those common shares at the meeting.
To the knowledge of our directors and officers, as at March 21, 2025, no person or company beneficially owned, or controlled or directed, directly or indirectly, common shares entitled to more than 10% of the votes which may be cast at the meeting other than as set forth below.
Name	Number of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly	Percentage of Our Issued and Outstanding Commons Shares
Juniper Capital Advisors, L.P.(1)	101,181,329	13.13
Note:
(1)
As filed on SEDI as of March 21, 2025.

As at March 21, 2025, our nominee directors and officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 4,648,036 common shares.
QUORUM FOR MEETING
At the meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than twenty-five percent (25%) of the outstanding common shares. If a quorum is not present at the opening of the meeting, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business.
APPROVAL REQUIREMENTS
All matters to be considered at the meeting are ordinary resolutions requiring approval by more than fifty percent (50%) of the votes cast in respect of the resolution by or on behalf of shareholders present.
8   CREATING ENERGY / CREATING VALUE

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
MATTERS TO BE ACTED UPON AT THE MEETING
Receipt of Financial Statements
At the meeting, the Baytex’s consolidated statements of financial position of Baytex as of December 31, 2024 and 2023, the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity, and cash flows for the years then ended, and the related notes, and the auditor’s report thereon, prepared in accordance with International Financial Reporting Standards (“IFRS”), will be placed before shareholders, but no vote by the shareholders with respect thereto is required or proposed to be taken.
Election of Directors
The by-laws of Baytex provide that the number of directors shall be fixed from time to time by the shareholders or the Board. The Board has fixed the number of directors at ten. The ten nominees proposed for election as directors of Baytex are as follows:
Mark R. Bly	Angela S. Lekatsas
Tiffany Thom Cepak	Jennifer A. Maki
Trudy M. Curran	David L. Pearce
Eric T. Greager	Steve D. L. Reynish
Don G. Hrap	Jeffrey E. Wojahn
Should circumstances arise, for any reason, that a director nominee is unable to serve on the Board, the management designees named in the enclosed form of proxy reserve the right to vote for any other nominee at their discretion. Each person elected as a director will hold office until the close of the next annual meeting of shareholders or until their successor is elected or appointed. Voting for the election of directors will be conducted on an individual, and not slate, basis.
Management of Baytex recommends that shareholders vote FOR the election of each of these nominees. Unless instructed otherwise, the persons named in the form of proxy will vote FOR the election of each of the nominees proposed in this information circular.
Majority Voting
The Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee at a shareholders’ meeting represent less than a majority of the common shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting for the Board’s consideration. A director who submits their resignation pursuant to the policy will not participate in any meeting of the Board at which such resignation is considered. In determining whether the resignation should be accepted, the Board will consider all factors that it deems relevant, including, without limitation, the composition of the Board, the voting results and whether acceptance of the resignation is in the best interests of Baytex. Absent extraordinary circumstances, the Board will accept the resignation. The Board’s decision to accept or reject the resignation will be announced by way of press release within 90 days of the date of the shareholders’ meeting, a copy of which will be provided to the TSX. If the Board determines not to accept a resignation, the press release will state the reasons for that decision. The policy does not apply in circumstances involving contested director elections.
Advance Notice By-Law
We have adopted an advance notice by-law (“By-Law No. 2”) which was ratified by shareholders at the 2014 annual and special meeting of shareholders. By-Law No. 2 provides that advance notice must be given to Baytex in circumstances where nominations of persons for election to the Board are made by shareholders other than pursuant to: (a) a “proposal” made in accordance with the Business Corporations Act (Alberta); or (b) a requisition of a meeting made pursuant to the Business Corporations Act (Alberta). It also stipulates a deadline by which shareholders must notify Baytex of their intention to nominate directors and sets out the information that shareholders must provide regarding each director nominee and the nominating shareholder in order for the advance notice requirement to be met. These requirements are intended to provide all shareholders with the opportunity to evaluate and review the proposed candidates and vote in an informed and timely manner regarding said nominees. No person nominated by a shareholder will be eligible for election as a director of Baytex unless nominated in accordance with the provisions of By-Law No. 2. As of the date of this information circular, we have not received any nominations via the advance notice mechanism.
BAYTEX ENERGY / 2025 CIRCULAR   9

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
Director Biographies
The following information is based partly on our records and partly on information received by us from the nominees as of December 31, 2024.
Mark R. Bly			Independent		Age: 65
Incline Village, NV, USA Director since 2017	Baytex Board and Board Committees				Meeting Attendance (2024)(1)
	Board of Directors (Chair)				7 of 7
	Human Resources & Compensation Committee				3 of 3
	Audit Committee				4 of 4
	Reserves & Sustainability Committee				2 of 2
	Nominating & Governance Committee				2 of 2
	Annual General Meeting Voting Results				Other Public Co. Boards
	Year	Votes in Favour			Secure Waste Infrastructure
	2024	98.39%
	2023	97.30%
	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
	2024	—	226,169	555,638	Yes
	2023	—	181,344	520,638
	2022	27,778	152,200	409,544
Mr. Bly is an independent businessman with over 35 years of experience in the oil and gas industry, primarily with BP, a global producer of oil and gas. Mr. Bly led several key E&P units for BP in Alaska, the North Sea and in North America. Subsequently, he was a member of the E&P Executive Group, overseeing an international E&P portfolio. In his final role as Executive Vice President, Safety and Operations Risk, he led the transformational program to drive operational excellence and risk management across all of BP’s global activities. He currently serves as an independent director of Secure Waste Infrastructure. Mr. Bly holds a Master of Science degree in structural engineering from the University of California, Berkeley and a Bachelor of Science degree in civil engineering from the University of California, Davis.

Note:
(1)
As Chair of the Board, Mr. Bly is typically invited to attend all Committee meetings.

10   CREATING ENERGY / CREATING VALUE

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
Tiffany Thom Cepak			Independent		Age: 52
Bellaire, Texas, USA Director since 2023	Baytex Board and Board Committees				Meeting Attendance (2024)
	Board of Directors				6 of 7
	Audit Committee				4 of 4
	Reserve & Sustainability Committee				2 of 2
	Annual General Meeting Voting Results				Other Public Co. Boards
	Year	Votes in Favour			California Resources Corporation Patterson-UTI Energy Inc.
	2024	96.39%
	2023	n/a
	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
	2024	—	68,519	86,413	In Progress
	2023	—	33,981	126,413
Ms. Tiffany Thom Cepak joined the Board in June 2023, concurrent with the closing of Baytex’s acquisition of Ranger Oil Corporation. She has served on Ranger’s Board since September 2019. Ms. Cepak has more than 25 years of operational and financial experience in the energy industry she was the Chief Financial Officer (“CFO”) of Energy XXI Gulf Coast Inc., an oil and natural gas development and production company, from August 2017 until October 2018. Previously, she served as CFO of KLR Energy Acquisition Corp., a special purpose acquisition company (and subsequent to its business combination, Rosehill Resources Inc.) from January 2015 to June 2017 and CFO of EPL Oil & Gas, Inc. for four years until it was sold in 2014. She has been a director of Patterson-UTI Energy, Inc. since August 2014, and currently serves as the Chair of the Audit Committee. She was appointed a director of California Resources Corporation in October 2020, and has served as Chair of the Board since 2021. Previously, Ms. Cepak served as a director of EnLink Midstream from 2021 to 2025 and Yates Petroleum Corporation from 2015 to 2016. Ms. Cepak began her career as a Senior Reservoir Engineer with Exxon Production Company and ExxonMobil, holding operational roles in reservoir and subsurface completion engineering. She holds a Bachelor of Science in Engineering from the University of Illinois and a Masters of Business Administration in Management with a concentration in Finance from Tulane University.

Trudy M. Curran			Independent		Age: 62
Calgary, Alberta, Canada Director since 2016	Baytex Board and Board Committees				Meeting Attendance (2024)
	Board of Directors				7 of 7
	Nominating & Governance Committee				2 of 2
	Human Resources & Compensation Committee				3 of 3
	Annual General Meeting Voting Results				Other Public Co. Boards
	Year	Votes in Favour			Trican Well Service Ltd. Equinox Gold Corp.
	2024	98.33%
	2023	97.07%
	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
	2024	—	196,211	164,154	Yes
	2023	—	158,676	164,154
	2022	27,778	133,175	247,952
Ms. Curran is a retired businesswoman with extensive experience in human resources, mergers and acquisitions, financing and governance. She served as an officer of Canadian Oil Sands Limited from September 2002 to the time of its sale in February 2016. As Senior Vice President, General Counsel & Corporate Secretary of Canadian Oil Sands Limited, she was responsible for legal, human resources and administration and a member of the executive team focused on strategy and risk management. From 2003 to 2016, she was a director of Syncrude Canada Ltd., where she served as chair of the Human Resources and Compensation Committee and as a member of the Pension Committee. She is a director of Trican Well Service Ltd., and Equinox Gold Corp. Additionally, she is a member of the Alberta Securities Commission and previously co-chair the Executive Committee of the Calgary chapter of the Institute of Corporate Directors. Ms. Curran holds a Bachelor of Arts Degree in English and a Bachelor of Laws degree (both with distinction) from the University of Saskatchewan and the ICD.D designation from the Institute of Corporate Directors.

BAYTEX ENERGY / 2025 CIRCULAR   11

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
Eric T. Greager		Non-Independent, Management				Age: 54
Denver, Colorado, USA Director since 2022	Baytex Board and Board Committees(1)					Meeting Attendance (2024)
	Board of Directors					7 of 7
	Human Resources & Compensation Committee					3 of 3
	Audit Committee					4 of 4
	Reserves & Sustainability Committee					2 of 2
	Nominating & Governance Committee					2 of 2
	Annual General Meeting Voting Results					Other Public Co. Boards
	Year	Votes in Favour				None
	2024	98.25%
	2023	96.14%
	Share Awards and Shares Held(2)					Share Ownership Target
	Year	Restricted Awards (#)	Incentive Awards (#)	Performance Awards (#)	Shares (#)	Meets Target
	2024	46,510	203,767	1,001,104	1,172,565	Yes
	2023	68,127	76,503	578,518	985,278
Mr. Greager joined Baytex as President and CEO on November 4, 2022. He is an accomplished energy executive with 30 years of operations and management experience. He is the former President, Chief Executive Officer and Director of NYSE-listed Civitas Resources, Inc. (formerly Bonanza Creek Energy, Inc.), a position he held from 2018 to 2022. Prior to joining Bonanza Creek / Civitas, Mr. Greager was a Vice President and General Manager at Encana Oil & Gas where he was accountable for a multi-basin portfolio. He joined Encana in 2006 and served in various management and executive positions. Prior to Encana, Mr. Greager spent two years at Dominion Resources and over eleven years at Helmerich & Payne, Inc. Mr. Greager previously served as a board member at the Western Energy Alliance, Colorado Oil and Gas Association, Hunter Ridge Energy Services and the Texas Parks and Wildlife Foundation. Mr. Greager holds a Master’s degree in Economics from the University of Oklahoma, a B.S. in Engineering from the Colorado School of Mines, and is a licensed professional engineer.

Notes:
(1)
As President and Chief Executive Officer, Mr. Greager is typically invited to attend all Committee meetings.

(2)
Restricted Awards are Share Settled Restricted Awards. Performance Awards are comprised of 815,065 Performance Awards and 186,039 Share Settled Performance Awards.

Don G. Hrap			Independent		Age: 65
Houston, Texas, USA Director since 2020	Baytex Board and Board Committees				Meeting Attendance (2024)
	Board of Directors				7 of 7
	Reserves & Sustainability Committee				2 of 2
	Audit Committee				4 of 4
	Annual General Meeting Voting Results				Other Public Co. Boards
	Year	Votes in Favour			None
	2024	98.18%
	2023	94.94%
	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
	2024	—	196,211	84,381	Yes
	2023	—	158,676	84,381
	2022	46,768	133,175	57,100
Mr. Hrap is an independent businessman with over 35 years of experience in the oil and gas industry. Most recently, he was the President, Lower 48 at ConocoPhillips, a position he held from 2009 – 2018. While at ConocoPhillips Mr. Hrap also served as president of the Lower 48 and Latin America, and prior to that, senior vice president of Western Canada Gas with the company. He joined ConocoPhillips in 2006 through the merger with Burlington Resources, serving as senior vice president of operations for Burlington Canada. Earlier, he was vice president for the North American Division at Gulf Canada Resources, where he worked for 17 years. Mr. Hrap is a director of the private oil and gas exploration company WildFire Energy I LLC. He is a former chairman and member of the API Upstream Committee, former member of the Independent Petroleum Association of America (IPAA) and former member of the executive committee of the U.S. Oil and Gas Association. Mr. Hrap graduated from the University of Manitoba with a Bachelor of Science in Mechanical Engineering in 1982. In 1995, he graduated from the University of Calgary with a Master in Business Administration.

12   CREATING ENERGY / CREATING VALUE

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
Angela S. Lekatsas			Independent		Age: 63
Calgary, Alberta, Canada Director since 2023	Baytex Board and Board Committees				Meeting Attendance (2024)
	Board of Directors				7 of 7
	Audit Committee				4 of 4
	Nominating & Governance Committee				2 of 2
	Annual General Meeting Voting Results				Other Public Co. Boards
	Year	Votes in Favour			AltaGas Ltd.
	2024	98.34%
	2023	97.15%
	Share Awards and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSU’s (#)	Shares (#)	Meets Target
	2024	—	57,116	51,000	In Progress
	2023	—	22,846	30,000
Ms. Lekatsas is the former President and CEO of Cervus Equipment Corporation (2019 to 2021), a TSX listed company providing equipment solutions in agriculture, transportation and industrial sectors across Canada, Australia and New Zealand. Prior to her appointment as CEO, Ms. Lekatsas served as an independent member of the Board of Directors of Cervus, including Chair of Audit Committee and member of Human Resources and Compensation Committee beginning in 2014. For the period 2003 to 2018, Ms. Lekatsas served as a senior executive with Nutrien (TSX and NYSE listed) and its predecessor company Agrium, where she held numerous executive roles as a Vice President, including M&A, Integration, Operations Leader, Treasurer, Controller and Chief Risk Officer. Prior to Nutrien, she spent 16 years as a Chartered Professional Accountant, specializing in financial institutions, large transaction and cross border listed companies. Ms. Lekatsas is a director of AltaGas Ltd. and currently serves as the Chair of the Audit Committee. She also serves as non-executive Chair of HGS Bioscience, a private company that manufactures agricultural products. Ms. Lekatsas has a Bachelor of Commerce Degree from the University of Saskatchewan and is a Chartered Professional Accountant. She also holds the ICD.D designation from the Institute of Corporate Directors and has earned the CERT Certificate in Cybersecurity Oversight from the Software Engineering Institute at Carnegie Mellon University. Ms. Lekatsas has been active professionally serving as an elected Board member of the Institute of Chartered Accountants of Manitoba, Professional Conduct Committee, Financial Institutions Committee, and guest lecturer.

Jennifer A. Maki			Independent		Age: 54
North York, ON, Canada Director since 2019	Baytex Board and Board Committees				Meeting Attendance (2024)
	Board of Directors				7 of 7
	Audit Committee				4 of 4
	Human Resources & Compensation Committee				3 of 3
	Annual General Meeting Voting Results				Other Public Co. Boards
	Year	Votes in Favour			Franco Nevada Corporation Pan American Silver Corp.
	2024	98.65%
	2023	97.20%
	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
	2024	—	196,211	173,054	Yes
	2023	—	158,676	173,054
	2022	36284	133175	151,894
Ms. Maki joined the Board on September 9, 2019. Most recently she served as Chief Executive Officer of Vale Canada and Executive Director of Vale — SA — Base Metals (2014 to 2017) and previously held several other positions with Vale Base Metals, including Chief Financial Officer & Executive Vice-President (2007-2014) and Vice-President & Treasurer, and with Inco Limited as Assistant Controller. Ms. Maki participated actively in managing Vale’s Base Metals businesses outside Canada as a member of the Board of Commissioners (2007 to 2017) of PT Vale Indonesia Tbk, serving as its President Commissioner (2014 to 2017), and as a director of Vale Nouvelle-Caledonie SAS. She was also Chair of Vale Canada’s Pension Committee (2007-2017). Before joining Vale/Inco, she worked at PricewaterhouseCoopers LLP for 10 years in roles of increasing responsibility. She has been a director of Next Generation Manufacturing Canada (a not-for-profit organization) since September 2018 and is currently a Director at Franco-Nevada Corporation and Pan American Silver Corp. She also holds the ICD.D designation from the Institute of Corporate Directors and has earned the CERT Certificate in Cybersecurity Oversight from the Software Engineering Institute at Carnegie Mellon University. She has a Bachelor of Commerce degree from Queen’s University and a postgraduate diploma from the Institute of Chartered Accountants, both in Ontario, Canada.

BAYTEX ENERGY / 2025 CIRCULAR   13

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
David L. Pearce			Independent		Age: 70
Calgary, Alberta, Canada Director since 2018	Baytex Board and Board Committees				Meeting Attendance (2024)
	Board of Directors				6 of 7
	Human Resources & Compensation Committee				2 of 3
	Reserves & Sustainability Committee				1 of 2
	Annual General Meeting Voting Results				Other Public Co. Boards
	Year	Votes in Favour			Headwater Exploration Inc.
	2024	98.81%
	2023	97.48%
	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
	2024	—	196,211	260,890	Yes
	2023	—	158,676	260,890
	2022	27,778	133,175	244,688
Mr. Pearce is currently the Deputy Chairman of private equity energy firm Azimuth Capital Management and has been with the firm since July 2014. He was an Operating Partner with the Azimuth predecessor KERN Partners from November 2008 to July 2014. Mr. Pearce was a director of Raging River Exploration Inc. from March 2012 to August 2018. He was with Northrock Resources Ltd. from June 1999 to January 2008 where he held several senior officer positions and most recently was the President and Chief Executive Officer. Prior thereto Mr. Pearce worked in various Management roles at Fletcher Challenge Canada, Amoco Canada and Dome Petroleum. Mr. Pearce has a Bachelor of Science in Mechanical Engineering (Honors) from the University of Manitoba.

Steve D.L Reynish			Independent		Age: 66
Calgary, Alberta, Canada Director since 2020	Baytex Board and Board Committees				Meeting Attendance (2024)
	Board of Directors				7 of 7
	Reserves & Sustainability Committee				2 of 2
	Nominating & Governance Committee				2 of 2
	Annual General Meeting Voting Results				Other Public Co. Boards
	Year	Votes in Favour			None
	2024	98.58%
	2023	95.16%
	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
	2024	—	212,485	93,000	Yes
	2023	—	174,568	77,600
	2022	—	149,067	57,600
Mr. Reynish is an experienced executive with extensive experience in oil and gas, mining and clean energy. He previously served as the President and Chief Executive Officer of Enlighten Innovations, a private Calgary based clean energy technology organization which he joined in 2020. Prior to Enlighten, Mr. Reynish served as an Executive Vice President at Suncor Energy Inc. for eight years in a variety of capacities where he was accountable for the company’s strategy, ESG and corporate development initiatives, new technology development, joint venture and commercial portfolios — all instrumental in positioning Suncor as a top-tier Western Canadian based integrated energy company. Mr. Reynish also served as interim CFO for the Company. Prior to Suncor, Mr. Reynish served as President of Marathon Oil Canada, which he joined through the acquisition of Western Oil Sands where he was Executive Vice President, Operations. Prior to his entry into Canada, he held senior positions within the Anglo American Group, including Vice President of Mining of Anglo Base Metals in Johannesburg and Chief Executive Officer of Bindura Nickel in Zimbabwe. Mr. Reynish holds a Master’s degree in Mining Engineering and an MBA, both earned in the UK. He has completed Post Graduate studies at IMD and the Wharton School. He is a member of the board of Energy Safety Canada, the Institute of Corporate Directors (ICD) and National Association of Corporate Directors (NCAD), and a former Member of the Board of Governors of the Oxford Institute of Energy Studies, the Canadian Associated of Petroleum Produces (CAPP) and the Canada Institute.

14   CREATING ENERGY / CREATING VALUE

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
Jeffrey E. Wojahn			Independent		Age: 61
Denver, Colorado, USA Director since 2023	Baytex Board and Board Committees				Meeting Attendance (2024)
	Board of Directors				7 of 7
	Nominating & Governance Committee				2 of 2
	Human Resources & Compensation Committee				3 of 3
	Annual General Meeting Voting Results				Other Public Co. Boards
	Year	Votes in Favour			Civitas Resources, Inc.
	2024	98.56%
	2023	n/a
	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
	2024	—	68,519	156,413	Yes
	2023	—	33,981	156,413
Mr. Jeffrey E. Wojahn joined the Board in June 2023, concurrent with the closing of Baytex’s acquisition of Ranger Oil Corporation. He has served on Ranger’s Board since September 2019. Mr. Wojahn was Executive Vice President of EnCana Corporation from 2003 to 2013 and President of Encana Oil & Gas (USA) Inc. from 2006 to 2013. He held executive, senior management, and operational positions in both Canada and the United States and has extensive experience in unconventional resource play development. He served as an Advisory Board member for Morgan Stanley Energy Partners from October 2014 until 2017. In 2017, he co-founded and served as the Executive Chairman of MiddleFork Energy Partners, a privately held exploration and production company. Subsequently, MiddleFork Energy merged with Koda Resources and currently Mr. Wojahn serves as a director of the company. Mr. Wojahn also served as a director of Bonanza Creek and currently serves as Director of Civitas Resources. In 1985, Mr. Wojahn graduated from the University of Calgary with a bachelor of science in geophysics. In addition, Mr. Wojahn has completed numerous executive management and business programs.

BAYTEX ENERGY / 2025 CIRCULAR   15

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
Additional Disclosure Relating to Proposed Directors
Other than as described below, no proposed director:
•
Is, at the date of this information circular, or has been, within 10 years before the date of this information circular, a director or executive officer of any company that, while that person was acting in that capacity,

•
was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

•
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

•
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

•
Has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.

David Pearce is a director of Courser Energy Ltd. formerly Kaisen Energy Corp. (“Kaisen”). On December 8, 2021, Kaisen sought and obtained protection under the Companies’ Creditors Arrangement Act (“CCAA”) pursuant to an Order (the “Initial Order”) of the Court of Queen’s Bench of Alberta (as it was then, the “Court”). The Initial Order authorized Kaisen to begin a Court-supervised restructuring and granted Kaisen various relief, including but not limited to, an initial stay of proceedings against Kaisen and its assets, appointing Ernst & Young Inc. as Monitor (the “Monitor”), and providing Kaisen the opportunity to prepare and file a plan of arrangement under the CCAA for the consideration of its creditors and other stakeholders. On December 17, 2021, the Court approved a plan of arrangement under the CCAA including provisions relating to receiving creditor and stakeholder approval for the plan of arrangement. On March 16, 2022, the Monitor filed a Plan Implementation Certificate confirming that the Plan, as approved by affected creditors and the Court is effective in accordance with its terms and the Sanction Order. As a result, the CCAA proceedings have now concluded and the Monitor has been discharged.
Trudy Curran was a director of Great Panther Mining Ltd. (“Great Panther”) from June 9, 2021 to December 15, 2022. On September 6, 2022, Great Panther filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada), which provided Great Panther with creditor protection while it sought to restructure its affairs. On November 18, 2022, the British Columbia Securities Commission issued a cease trade order in respect of Great Panther’s securities as a result of its inability to file its quarterly continuous disclosure documents in accordance with Canadian securities laws. On December 16, 2022, Great Panther made a voluntary assignment into bankruptcy under the Bankruptcy and Insolvency Act (Canada) and Alvarez & Marsal Canada Inc. was appointed licensed insolvency trustee of Great Panther’s estate. All assets of Great Panther were subsequently sold and the process is proceeding to a final order and discharge.
To our knowledge, none of our proposed directors has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.
Appointment of Auditors
Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of KPMG LLP, Chartered Professional Accountants, as our auditors, to hold office until the next annual meeting of shareholders or until their successors are appointed and to authorize the directors to fix their remuneration. KPMG LLP have acted as the auditors of Baytex since June 2016. In making the following recommendation to appoint KPMG as auditors of Baytex for the calendar year 2025, the Audit Committee reviewed the independence and performance of the external auditors.
The Audit Committee of the Board recommends that you vote FOR the appointment of KPMG as auditors of Baytex. Unless instructed otherwise, the persons named in the form of proxy will vote for the appointment of KPMG as auditors of Baytex.
16   CREATING ENERGY / CREATING VALUE

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
The following table provides information about the fees billed to us and our subsidiaries for professional services rendered by our external auditors, during fiscal 2024 and 2023 (in thousands of Canadian dollars):
Year	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)	Total
2024	$2,228	$—	$274	$—	$2,502
2023	$2,234	$—	$—	$—	$2,234
Notes:
(1)
Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements. In addition to the fees for annual audits of financial statements and review of quarterly financial statements, services in this category for fiscal 2024 and 2023 also include amounts for audit work performed in relation to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal control over financial reporting.

(2)
Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees.

(3)
Tax fees include fees for tax compliance, tax advice and tax planning.

(4)
All other fees include all other non-audit services.

Approval of Unallocated Share Awards under the Share Award Incentive Plan
Background
Our primary long-term incentive plan is a “full-value” award plan (the “Share Award Incentive Plan”), which permits the granting of restricted awards and performance awards (collectively, “Share Awards”) to the directors, officers, employees and other service providers of Baytex and its subsidiaries (collectively, “Service Providers”). A copy of the Share Award Incentive Plan is accessible on the SEDAR+ website at www.sedarplus.ca (filed on April 9, 2024, under the filing category “Other security holders documents”). For a description of the Share Award Incentive Plan, see “Executive Compensation — Share Award Incentive Plan” and “Schedule B — Summary of Share Based Compensation Plans”.
Approval of Unallocated Share Awards
The Share Award Incentive Plan was originally approved by the unitholders of Baytex Energy Trust (our predecessor) on December 9, 2010 and came into effect on January 1, 2011. The Share Award Incentive Plan reserves for issuance a maximum of 3.8% of the outstanding common shares (on a non-diluted basis) at the relevant time and is referred to as a “reloading plan” under the rules of the TSX.
When Share Awards are granted, common shares are reserved for issuance and these are referred to as allocated awards. Additional common shares that may be issued pursuant to Share Awards that have not yet been granted are referred to as unallocated awards. Pursuant to the rules of the TSX, all unallocated awards under a “reloading plan” must be approved by an issuer’s directors and shareholders every three years. As a result, shareholders are being asked to pass an ordinary resolution to approve all unallocated Share Awards under the Share Award Incentive Plan. This has occurred previously at annual and special meetings of shareholders held on June 1, 2016, May 2, 2019 and April 28, 2022. Between April 28, 2025 and the date the unallocated Share Awards under the Share Award Incentive Plan are re-approved by the Shareholders, Baytex will not be able to grant new Share Awards under the Share Award Incentive Plan and any currently outstanding Share Awards which are subsequently terminated or cancelled will not be available for re-grant; however, all currently outstanding Share Awards will continue unaffected.
As of March 21, 2025, there were 120,341 restricted awards and 5,568,865 performance awards issued and outstanding under the Share Award Incentive Plan, representing 0.74% of the issued and outstanding common shares on that date, leaving approximately 23,592,221 share awards (representing 3.06% of the issued and outstanding common shares on that date) that may be granted in the future (this calculation assumes a payout multiplier of 1x for performance awards and does not include dividend equivalents that accumulate on the underlying grants). Additional information regarding shares issuable under our Share Award Incentive Plan and the resulting burn rate is provided in the “Securities Authorized for Issuance under Equity Compensation Plans” section at pages 53 and 54 of this information circular.
Recommendation of the Board
The Share Award Incentive Plan is an important component of the compensation program at Baytex. In order to attract and retain qualified staff in a competitive marketplace, it is imperative that Baytex have a long-term incentive plan, such as the Share Award Incentive Plan.
BAYTEX ENERGY / 2025 CIRCULAR   17

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
The Share Award Incentive Plan also aligns the interests of Service Providers with shareholders as it provides an incentive for these Service Providers to maximize total shareholder return. A portion of the Share Awards granted to Service Providers is in the form of performance awards. The portion of performance awards increases at higher levels of responsibility reaching 80% for our President and Chief Executive Officer. The performance awards, through the payout multiplier, provide a link between the achievement of pre-determined goals set by the Board and the level of payout received. The Board believes that the pay for performance orientation of the performance awards is aligned with shareholder interests.
If the resolution to approve all unallocated Share Awards under the Share Award Incentive Plan is passed at the meeting, we will be required to seek this approval from the shareholders again in three years’ time.
If the shareholders do not approve the resolution, (i) we will not be permitted to grant further Share Awards under the Share Award Incentive Plan until such time as the required shareholder approval has been obtained, (ii) all Share Awards that have been allocated and granted prior to the meeting will continue unaffected in accordance with their current terms, and (iii) we will have to consider alternative forms of long-term incentive plans in order to attract and retain qualified personnel.
Approval Requirement
At the meeting, shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution in the form set forth below to approve the unallocated Share Awards under the Share Award Incentive Plan:
BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF BAYTEX ENERGY CORP. THAT:
1.   All unallocated share awards to acquire common shares of Baytex Energy Corp. under its Share Award Incentive Plan are hereby approved and authorized until May 5, 2028; and
2.   Any director or officer of Baytex Energy Corp. is authorized and directed to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the foregoing resolution.
In order to be passed, the above ordinary resolution must be approved by a majority of the aggregate votes cast by shareholders at the meeting.
The Board recommends that you vote FOR the resolution approving the unallocated Share Awards under the Share Award Incentive Plan. Unless instructed otherwise, the persons named in the form of proxy will vote for the foregoing resolution.
Advisory Vote on Executive Compensation
As part of Baytex’s commitment to excellence in corporate governance, the Board provides shareholders an opportunity to provide feedback on our approach to executive compensation by way of a non-binding advisory vote. The Board believes that it is essential for the shareholders to be well informed of Baytex’s approach to executive compensation and shareholders are encouraged to read the “Compensation Discussion and Analysis” section in this information circular which starts on page 36. At last year’s annual meeting, we received 96.38% support on our say-on-pay vote. This advisory vote is an important part of the ongoing process of engagement between the shareholders and the Board, and we remain committed to actively soliciting shareholder feedback on our approach to executive compensation.
As this is an advisory vote, the results will not be binding upon the Board. However, the Board will consider the outcome of the vote, along with feedback received from shareholders, as part of its ongoing review of executive compensation.
At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:
“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Information Circular — Proxy Statement of Baytex Energy Corp. dated March 21, 2025.”
The Board recommends that you vote FOR the advisory vote on executive compensation. Unless instructed otherwise, the persons named in the form of proxy will vote FOR the advisory vote on executive compensation.
18   CREATING ENERGY / CREATING VALUE

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
ABOUT THE DIRECTORS
Director Experience and Board Composition
The following table outlines the experience and background of, but not necessarily the technical expertise of, our director nominees based on information provided by such individuals.
Skills Matrix
Expert in the field as a consequence of specific training and extensive experience as practitioner.

Significant knowledge of subject area through training and/or direct work experience, or supervision of function.

Basic understanding of subject area through previous training/exposure.

	Bly	Cepak	Curran	Greager	Hrap	Lekatsas	Maki	Pearce	Reynish	Wojahn
Business Development
Capital Markets
Change Management
Corporate Governance
Enterprise Management
Enterprise Risk Management
ESG Oversight, including safety
Finance and Accounting
Human Capital Management
Non-Canadian Resource Experience
Oil & Gas industry experience
Reserves Evaluation

(1)
Business Development — experience identifying value creation opportunities.

(2)
Capital Markets — experience in capital markets, mergers & acquisitions.

(3)
Change Management — experience leading a major organizational change or managing a significant merger or acquisition.

(4)
Corporate Governance — understanding of the requirements of good corporate governance usually gained through experience as a senior executive or a board member of a public organization.

(5)
Enterprise Management — senior executive experience leading an organization or major business line.

(6)
Enterprise Risk Management — experience in evaluating and managing the variety of risks faced by an organization.

(7)
ESG Oversight, including safety — experience with health, safety, environment, climate and other sustainability matters.

(8)
Finance and Accounting — experience in financial accounting and reporting.

(9)
Human Capital Management — management or executive experience with responsibility for human resources.

(10)
Non-Canadian Resource Experience — experience in a multi-national organization providing an understanding of the challenges faced in a different cultural, political or regulatory environment.

(11)
Oil & Gas industry experience — experience with oil and gas operations, including exploration, production and marketing.

(12)
Reserves Evaluation — experience with or executive responsibility for oil and gas reserves evaluation.

BAYTEX ENERGY / 2025 CIRCULAR   19

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
The following table shows the composition of our director nominees by age, tenure, diversity and independence.
		Bly	Cepak	Curran	Greager	Hrap	Lekatsas	Maki	Pearce	Reynish	Wojahn
Age (years)		65	52	62	54	65	63	54	70	66	61	Average: 61
Tenure (years)		8	2	9	3	5	3	6	6	5	2	Average: 5
Gender:	Male	✓			✓	✓			✓	✓	✓	6 (60%)
	Female		✓	✓			✓	✓				4 (40%)
Diverse (Race / Ethnicity)			✓									1 (10%)
Independence		✓	✓	✓	CEO	✓	✓	✓	✓	✓	✓	9 (90%)
Director Compensation
The Human Resources and Compensation Committee of the Board (the “HRC Committee”) is responsible for the development and implementation of a compensation plan for directors who are not also officers of Baytex. Officers of Baytex who are also directors (currently Eric T. Greager, our President and Chief Executive Officer) are not paid any compensation for acting as a director and director compensation described in this section refers to compensation received by the directors who are not also officers of Baytex.
The main objectives of our directors’ compensation plan are to:
•
Attract and retain the services of the most qualified individuals.

•
Compensate the directors in a manner that is commensurate with the risks and responsibilities associated with Board and committee membership and at a level that approximates the median compensation paid to directors of an industry-specific peer group.

•
Align the interests of directors with our shareholders.

To meet and maintain these objectives, the HRC Committee annually performs a review of the directors’ compensation plan, which includes surveying the compensation programs and amounts paid to directors of an industry-specific peer group (see our 2024 Compensation Peer Group on page 41). The HRC Committee recommends any changes to the compensation plan to the Board for consideration and, if deemed appropriate, approval. No meeting fees are paid to directors, instead directors receive a flat retainer to ensure management can access Board members as needed.
20   CREATING ENERGY / CREATING VALUE

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
Compensation for 2024
Following the Peer compensation review and taking into account the Corporation’s larger size and US exposure following the Ranger merger, the HRC Committee recommended increases to Director compensation for 2024. The following table sets forth the principal elements of the compensation plan for directors for the 2023 and 2024 years. Directors received cash retainers and deferred share units (“DSUs”). In addition, directors are reimbursed for expenses incurred to attend Board and committee meetings.
Director Compensation Components	Cash ($) 2023	Cash ($) 2024	DSUs ($) 2023	DSUs ($) 2024
Chair of the Board – Annual	140,000	150,000	160,000	180,000
Board Member – Annual	50,000	80,000	140,000	150,000
Committee Chair Retainers – Annual:
Audit	15,000	20,000
Human Resources and Compensation	15,000	20,000
Nominating and Governance	10,000	17,500
Reserves	10,000	17,500
Travel Fee – for travel outside of home province/state (for more than four hours round trip) to attend a meeting	1,500	1,500
The number of DSUs granted is determined by dividing the dollar amount of the grant by the fair value of the common shares on the grant date. DSUs vest immediately upon grant. When a director ceases to serve on the Board for any reason, the director is entitled to receive a cash payment for each DSU held equal to the market price of the common shares as calculated in accordance with Baytex’s deferred share unit plan (the “DSU Plan”). The DSU Plan is a “phantom plan” in that no common shares are issued thereunder.
Total Compensation Summary
The following table sets forth the total compensation paid to the non-officer directors for the year ended December 31, 2024.
Directors	Fees Earned ($)	Share Based Awards (DSU)(1) ($)	Total ($)
Mark R. Bly	156,000	180,000	336,000
Tiffany Thom Cepak	81,500	150,000	231,500
Trudy M. Curran	101,500	150,000	251,500
Don G. Hrap	100,500	150,000	250,500
Angela S. Lekatsas	81,500	150,000	231,500
Jennifer A. Maki	106,000	150,000	256,000
David L. Pearce	81,500	150,000	231,500
Steve D. L. Reynish	99,000	150,000	249,000
Jeffrey E. Wojahn	84,500	150,000	234,500
Total	892,000	1,380,000	2,272,000
Note:
(1)
Represents the aggregate value of the DSU grant to each director. The number of DSUs granted is then determined by dividing the dollar amount of the grant by the volume weighted average trading price of the common shares on the TSX for the five trading days preceding the grant date. The grant date fair value presented for these DSUs is consistent with the fair value used for accounting purposes.

BAYTEX ENERGY / 2025 CIRCULAR   21

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
Fees Paid
The following table provides a detailed breakdown of the fees paid to our non-officer directors for the year ended December 31, 2024. Fees are paid on a quarterly basis.
Directors	Board Retainer ($)	Committee Chair Retainer ($)	Meeting Fees and Travel Fees ($)	Total Fees Earned ($)
Mark R. Bly	150,000		6,000	156,000
Tiffany Thom Cepak	80,000		1,500	81,500
Trudy M. Curran	80,000	20,000	1,500	101,500
Don G. Hrap	80,000	17,500	3,000	100,500
Angela S. Lekatsas	80,000		1,500	81,500
Jennifer A. Maki	80,000	20,000	6,000	106,000
David L. Pearce	80,000		1,500	81,500
Steve D. L. Reynish	80,000	17,500	1,500	99,000
Jeffrey E. Wojahn	80,000		4,500	84,500
Total	790,000	75,000	27,000	892,000
Equity Based Compensation
With the adoption of our DSU Plan we stopped granting share awards to non-officer directors and no share awards have been granted to non-officer directors since 2020. However, we do have a full-value Share Award Incentive Plan pursuant to which we may grant restricted share awards and performance share awards to directors. The Share Award Incentive Plan contains the following restrictions on director participation: (1) the number of common shares issuable pursuant to the Share Award Incentive Plan to non-officer directors, in aggregate, will be limited to a maximum of 0.25% of the issued and outstanding common shares; and (2) the value of all share awards granted to any non-officer director during a calendar year, as calculated on the date of grant, cannot exceed $150,000. For further information, see “Schedule B — Summary of Share Based Compensation Plans — Baytex Share Award Incentive Plan”.
22   CREATING ENERGY / CREATING VALUE

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
Share-Based Awards — Value Vested During the Year
The following table reflects the value of the DSUs which vested during the year for our non-officer directors. DSUs vest when granted and so are valued at the grant date fair value. Vested DSU grants pay out pursuant to the terms of the DSU Plan after the individual ceases to be a Director. Restricted Share Awards (“RSAs”) have not been granted to Directors since 2020 and the last tranche of RSAs held by directors vested in 2023.
Directors	DSUs ($)(1)
Mark R. Bly	180,000
Tiffany Thom Cepak	150,000
Trudy M. Curran	150,000
Don G. Hrap	150,000
Angela S. Lekatsas	150,000
Jennifer A. Maki	150,000
David L. Pearce	150,000
Steve D. L. Reynish	150,000
Jeffrey E. Wojahn	150,000
Total	1,380,000
Note:
(1)
Amounts reflect DSUs valued at the grant date fair value (being the number of DSUs that were granted multiplied by the volume weighted average price of the common shares on the TSX for the five days preceding the applicable grant date) since DSUs vest upon grant.

BAYTEX ENERGY / 2025 CIRCULAR   23

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
Outstanding Share-Based Awards
The following table reflects the future estimated payout for outstanding DSUs as at December 31, 2024 for each of our non-employee directors. There were no other outstanding share-based awards held by directors as of December 31, 2024 and there were no unvested RSAs and DSUs held by directors as of December 31, 2024.
Directors	Number of vested share-based awards that have not paid out(1) (#)	Market or payout value of vested share-based awards that have not paid out(2) ($)
Mark R. Bly	226,169	836,825
Tiffany Thom Cepak	68,519	253,520
Trudy M. Curran	196,211	725,981
Don G. Hrap	196,211	725,981
Angela S. Lekatsas	57,116	211,329
Jennifer A. Maki	196,211	725,981
David L. Pearce	196,211	725,981
Steve D. L. Reynish	212,485	786,195
Jeffrey E. Wojahn	68,519	253,520
Total	1,417,652	5,245,313
Notes:
(1)
Reflects DSUs that were vested but not paid out as of December 31, 2024. Under the terms of the DSU Plan, DSUs vest at the time of grant and are paid out pursuant to the terms of the DSU Plan after an individual ceases to be a director of Baytex for any reason.

(2)
Valued based on the number of vested DSUs that have not been paid out as at December 31, 2024, multiplied by the December 31, 2024 closing price on the TSX of $3.70 per common share.

Equity Ownership – Directors
Ownership guidelines are one way directors demonstrate their commitment to Baytex’s long-term success and alignment with shareholders. The share ownership guideline for all directors is equal to three times: (i) the annual retainers paid to such director; plus (ii) their annual grant of share based compensation. The level of ownership must be attained by each director by December 31st of the third full calendar year following the date they become a director. Shares owned and DSUs granted are counted towards the guideline. A director meets the guidelines if either the grant value, market value or adjusted cost base of their common shares and DSUs exceeds the ownership guideline.
24   CREATING ENERGY / CREATING VALUE

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
The guidelines and the status of each director nominee as at December 31, 2024 with respect to their compliance with the guidelines is shown in the table below.
Director Nominees	Principal Position	Shares held (#)	DSUs held (#)	Market Value of Shares and DSUs(1) ($)	Ownership Value Guideline ($)	Guideline Met (Y) or In Progress (IP)
Mark R. Bly	Chair of the Board	555,638	226,169	2,892,686	990,000	Y
Tiffany Thom Cepak	Director	86,413	68,519	573,248	690,000	IP
Trudy M. Curran	Director	164,154	196,211	1,333,351	690,000	Y
Eric T. Greager(2)	President and CEO	1,172,565	—	4,338,491	3,050,000	Y
Don G. Hrap	Director	84,381	196,211	1,038,190	690,000	Y
Angela S. Lekatsas	Director	51,000	57,116	400,029	690,000	IP
Jennifer A. Maki	Director	173,054	196,211	1,366,281	690,000	Y
David L. Pearce	Director	260,890	196,211	1,691,274	690,000	Y
Steve D. L. Reynish	Director	93,000	212,485	1,130,295	690,000	Y
Jeffrey E. Wojahn	Director	156,413	68,519	832,248	690,000	Y
Notes:
(1)
Calculated by multiplying the number of shares and DSUs held by the December 31, 2024 closing price of the common shares on the TSX of $3.70 per share.

(2)
Mr. Greager’s ownership guideline is five times his annual salary. Mr. Greager does not hold any DSUs.

(3)
Ms. Lekatsas and Ms. Thom Cepak each joined the Board in 2023 and have three years to reach the guideline.

BAYTEX ENERGY / 2025 CIRCULAR   25

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
CORPORATE GOVERNANCE
Board Independence and Mandate
Our Board, either directly or through its committees, is responsible for the stewardship of Baytex. A copy of the mandate of our Board is attached as Schedule “A” and is available on our website at www.baytexenergy.com.
Based on the definition of “independence” contained in National Instrument 58-101 “Disclosure of Corporate Governance Practices” and a review of the applicable factual circumstances (including financial, contractual and other relationships), the Nominating and Governance Committee has determined that nine of our ten director nominees, including the Chair of the Board, are independent. The nine independent director nominees are: Mark R. Bly, Tiffany Thom Cepak, Trudy M. Curran, Don G. Hrap, Angela S. Lekatsas, Jennifer A. Maki, David L. Pearce, Steve D. L. Reynish, and Jeffrey E. Wojahn. Eric T. Greager is not considered independent as he currently serves as our President and Chief Executive Officer.
Board Meetings
The Board meets a minimum of six times per year. Each Board and committee meeting includes the opportunity for an in camera discussion by the independent directors without the presence of management. An in camera discussion of the independent directors was held at each of the six Board meetings held in 2024. Meeting agendas are approved by the Chair of the Board or applicable committee chair prior to each meeting and the directors receive a comprehensive package of information prepared by management in advance of each meeting. Further, although discussed quarterly, at least one meeting per year is dedicated to a review of the Company’s strategy in order to allow the directors to assist in formulating and providing direct feedback on the Company’s strategic direction and management provides the Board with quarterly updates regarding such strategy.
Chair of the Board
The Chair of the Board is responsible for the overall management of the Board, including ensuring that the Board is organized properly, functions effectively and independent of management and meets its obligations and responsibilities. Our Board has developed a written position description for the Chair of the Board. The Chair of the Board maintains a liaison and communication with (i) the other directors and the committee chairs to co-ordinate input from directors and optimize the effectiveness of our Board and its committees, and (ii) our Chief Executive Officer and other members of management to ensure that our Board receives adequate and regular updates from the Chief Executive Officer and other members of the management team. The Chair of the Board also ensures that reasonable procedures are in place for directors to engage outside advisors at Baytex’s expense in appropriate circumstances and assists with the director assessment process by meeting with each director to obtain insight as to where they believe the Board and its committees could be operating more effectively.
Committee Membership and Mandates
Our Board has four committees:
• Audit Committee • Nominating and Governance Committee	• Human Resources and Compensation Committee • Reserves and Sustainability Committee
Committee Member Independence and Committee Mandates
At present, all of our committees are comprised solely of independent directors. Mr. Bly (as Chair of the Board) and Mr. Greager (as President and Chief Executive Officer) are typically invited and attend committee meetings. A description of the membership and a summary of the responsibilities for each committee is provided below. In addition, copies of the committee mandates are available on our website at www.baytexenergy.com.
Committee and Chair Assignments and Rotation
Committee assignments and the designation of committee chairs are based on each director’s knowledge and skills, interests and areas of expertise. The Board favours periodic rotations of committee assignments and committee chairs, where practicable, to broaden the exposure of individual directors and introduce new perspectives to the Board committees. However, the Board believes experience and continuity must be preserved when considering candidates for rotation. Committee members may be rotated in response to changes in membership of the Board or plans for director succession. Directors are given access to all committee materials regardless of whether they are a member of the committee.
26   CREATING ENERGY / CREATING VALUE

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
Audit Committee
Committee Members: • Jennifer Maki (Chair) • Don Hrap • Angela S. Lekatsas • Tiffany Thom Cepak
Committee Responsibilities
•
Reviewing financial statements, management’s discussion and analysis, annual information forms and all public disclosure containing audited or unaudited financial information prior to submission to our Board for approval.

•
Appointment of external auditors and the terms of their engagement, subject to shareholder approval.

•
Overseeing the work of the external auditors, including meeting with the external auditors independently of our management.

•
Reviewing and approving all services to be provided by the external auditors.

•
Reviewing annually with the external auditors their plan for the audit and, upon completion of the audit, their audit reports.

•
Reviewing and discussing accounting and reporting policies and changes in accounting principles.

•
Reviewing with the external auditors our internal control systems and procedures.

•
Reviewing risk management policies and procedures, including with respect to hedging, insurance, litigation, and cybersecurity.

•
Establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and review of reports received pursuant to the Whistleblower Policy.

•
Reviewing and approving hiring policies regarding employees and former employees of the present and former external auditors of the Company.

Meeting Schedule
The Audit Committee meets at least four times annually, or more frequently if warranted.
Independence, Financially Literacy, Financial Expertise and Cybersecurity Skills
•
All members of the Audit Committee are independent.

•
All members of the Audit Committee are financially literate.

•
The Board has determined that three of four members of the Audit Committee, Mses. Maki, Cepak and Lekatsas, are “audit committee financial experts” as that term is defined by the SEC.

•
Two Audit Committee members, Mses. Maki and Lekatsas have obtained the CERT Certificate in Cybersecurity Oversight from the Software Engineering Institute at Carnegie Mellon University.

Please see page 34 for information regarding Cybersecurity.
BAYTEX ENERGY / 2025 CIRCULAR   27

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
Nominating and Governance Committee
Committee Members: • Steve Reynish (Chair) • Trudy Curran • Jeffrey E. Wojahn • Angela Lekatsas
Committee Responsibilities
•
Reviewing on a periodic basis the composition of the Board and its committees.

•
Assessing on a periodic basis the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors and considering the appropriate size of the Board.

•
Recommending suitable candidates as nominees for election or appointment as directors.

•
Assessing on a periodic basis the effectiveness of the Board and Management Diversity Policy (the “Diversity Policy”).

•
Developing, for the review and approval of the Board, a mandate for the Board and each of its committees.

•
Developing, for the review and approval of the Board, position descriptions outlining the duties and responsibilities of the Chair of the Board, the chair of each of the Board committees and the CEO.

•
Developing, for the review and approval of the Board, a code of business conduct and ethics, disclosure policy, insider trading policy, and corporate governance guidelines.

•
Preparing and recommending to the Board any required disclosures of governance practices to be included in our information circular — proxy statement.

•
Reviewing and where appropriate recommending changes to the Board’s governance practices and policies.

Meeting Schedule
The Nominating and Governance Committee is mandated to meet at least once per year, but typically meets at least twice per year.
Independence
All members of the Nominating and Governance Committee are independent.
Board and Director Assessment and Diversity Policy
Among other matters, the Nominating and Governance Committee manages the director nomination and succession planning process as well as the director assessment process. In addition, the Nominating and Governance Committee monitors the Diversity Policy. These items are further described in the “Board Process and Policies” section below.
28   CREATING ENERGY / CREATING VALUE

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
Human Resources and Compensation Committee
Committee Members: • Trudy Curran (Chair) • Jennifer Maki • David Pearce • Jeffrey E. Wojahn
Committee Responsibilities
•
Reviewing on a periodic basis the compensation policies, practices, share ownership guidelines, and overall philosophy of Baytex and, where appropriate, making recommendations to the Board regarding substantive changes.

•
Reviewing and recommending to the Board the retainers and fees to be paid to members of the Board.

•
Establishing the performance measures for the ensuing year for the short-term incentive plan.

•
Reviewing and approving the performance objectives for the ensuing year for the President and Chief Executive Officer of the Company (the “CEO”) and, if appropriate, for the other officers in consultation with the Board, reviewing on an annual basis the performance of the CEO and to receive the CEO’s appraisal of the performance of the other officers.

•
Reviewing and approving the compensation and benefits package and bonuses for the CEO and each of the other officers of Baytex and, in connection therewith, to receive and consider the CEO’s recommendations for the other officers.

•
With respect to the compensation and benefits package and bonuses to be paid to the non-officer employees of Baytex, receiving and considering the CEO’s recommendation and recommending to the Board such compensation and benefits package and bonuses in aggregate (with the allocation thereof to specific employees to be made by the CEO).

•
Receiving and considering the CEO’s recommendations for the type of long-term incentive plans to be implemented by Baytex and making recommendations in respect thereof to the Board.

•
Administering the long-term incentive plans of Baytex in accordance with their terms, including establishing the performance measures for any performance awards and approving the granting of awards thereunder.

•
Preparing and recommending to the Board any required disclosures of compensation practices to be included in the information circular — proxy statement.

•
Reviewing the results of any shareholder advisory vote on our approach to executive compensation and considering whether any adjustments should be made to the compensation policies and practices as a result of such vote.

•
Reviewing on an annual basis the management succession plan to ensure that qualified personnel will be available for succession to executive positions and report to the Board on the status of such plan annually.

•
Reviewing industry, regulatory and compensation governance principles and their possible impacts on the Baytex’s human resources policies and practices and make appropriate amendments.

Meeting Schedule
The Human Resources and Compensation Committee is mandated to meet at least three times per year.
Committee Independence
All members of the Human Resources and Compensation Committee are independent.
Management Succession Planning and Board and Management Compensation
The Human Resources and Compensation Committee manages the management succession planning process described in the “Board Process and Policies” section below as well as all matters related to director and executive compensation as described in this information circular.
BAYTEX ENERGY / 2025 CIRCULAR   29

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
Reserves and Sustainability Committee
Committee Members: • Don Hrap (Chair) • David Pearce • Steve Reynish • Tiffany Thom Cepak
Committee Responsibilities
•
Providing a recommendation to the Board as to the appointment of an independent qualified reserves evaluator or auditor (the “Independent Evaluator”) to prepare an estimate of our proved and probable reserves and related future net revenue (the “Reserves Data”) as at the last day of our financial year.

•
Oversight and monitoring of the Company’s performance related to health, safety, environment, climate and other sustainability matters.

•
With respect to the annual estimate of the Reserves Data prepared by the Independent Evaluator: (a) reviewing the scope of work of the Independent Evaluator; (b) reviewing the procedures for providing information to the Independent Evaluator; (c) reviewing the estimate of the Reserves Data prepared by the Independent Evaluator, including the major assumptions used in preparing such estimate; (d) reviewing any material changes in the Reserves Data from the prior year; (e) meeting separately with management and the Independent Evaluator to determine whether any restrictions placed by management affected the ability of the Independent Evaluator to report without reservation on the Reserves Data; and (f) providing a recommendation to the Board as to whether to approve the report on the Reserves Data prepared by the Independent Evaluator.

•
Providing a recommendation to the Board as to whether to approve the content and/or filing of the annual statement of the Reserves Data and other information prescribed by applicable securities laws, including any reports of the Independent Evaluator and of management in connection therewith.

•
Considering and reviewing Baytex’s performance with respect to health, safety, environment, climate and other sustainability matters, including the setting, benchmarking and measurement of appropriate performance and achievement targets.

•
Reviewing all matters relating to the preparation, disclosure and/or filing of information related to our reserves and to health, safety, environment, climate and other sustainability matters.

Meeting Schedule
The Reserves and Sustainability Committee is mandated to meet at least once per year, but typically meets at least twice.
Committee Independence
All members of the Reserves and Sustainability Committee are independent.
Sustainability Oversight
Since assuming responsibility for oversight of Baytex’s sustainability matters in 2020, the Reserves and Sustainability Committee has added a second regular meeting to its annual process that is primarily focused on reviewing Baytex’s sustainability initiatives.
30   CREATING ENERGY / CREATING VALUE

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
Outside Boards – Directors
The following table lists the names of other reporting issuers (or the equivalent) on which our director nominees serve as a director.
Director	Names of Other Reporting Issuers
Mark R. Bly	Secure Waste Infrastructure
Tiffany Thom Cepak	California Resources Corporation and Patterson-UTI Energy, Inc.
Trudy M. Curran	Trican Well Service Ltd. and Equinox Gold Corp.
Eric T. Greager	None
Don G. Hrap	None
Angela S. Lekatsas	AltaGas Ltd.
Jennifer A. Maki	Franco-Nevada Corporation and Pan American Silver Corp.
David L. Pearce	Headwater Exploration Inc.
Steve D. L. Reynish	None
Jeffrey E. Wojahn	Civitas Resources, Inc.
Meeting Attendance
The following is a summary of attendance of our directors at meetings of our Board and its committees during the year ended December 31, 2024.
	Meetings Attended / Meetings Held
Directors	Board	Audit Committee	Human Resources and Compensation Committee	Reserves and Sustainability Committee	Nominating and Governance Committee	Overall Attendance
Mark R. Bly(1)	7/7	4/4	3/3	2/2	2/2	100%
Tiffany Thom Cepak	6/7	4/4		2/2		92%
Trudy M. Curran	7/7		3/3		2/2	100%
Eric T. Greager(1)	7/7	4/4	3/3	2/2	2/2	100%
Don G. Hrap	7/7	4/4		2/2		100%
Angela S. Lekatsas	7/7	4/4			2/2	100%
Jennifer A. Maki	7/7	4/4	3/3			100%
David L. Pearce	6/7		2/3	1/2		83%
Steve D. L. Reynish	7/7			2/2	2/2	100%
Jeffrey E. Wojahn	7/7		3/3		2/2	100%
Note:
(1)
As Chair of the Board, Mr. Bly is invited to attend all Board committee meetings. As President and Chief Executive Officer, Mr. Greager typically attends all Board committee meetings.

BAYTEX ENERGY / 2025 CIRCULAR   31

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
BOARD PROCESS AND POLICIES
Director Nomination and Succession Planning
The Nominating and Governance Committee, which is composed entirely of independent directors, is responsible for identifying individuals qualified to become Board members and recommending to the Board the new director nominees for appointment or election at the next annual meeting of shareholders. The Nominating and Governance Committee has written terms of reference that clearly establish the committee’s purpose, responsibilities, membership qualification, appointment and removal, structure and operations, and manner of reporting to the Board.
In making its recommendations respecting the nomination of a director, the Nominating and Governance Committee considers, among other factors, the competencies and skills the Board needs to possess as a whole (taking into account the corporate strategy), the competencies and skills that each existing director possesses, the competencies and skills each new nominee will bring to the position and whether or not each new nominee contributes to the diversity in gender, age and ethnicity of the Board. The Nominating and Governance Committee also considers whether or not each new nominee can devote sufficient time and resources to their duties as a Board member. This process is carried out in concert with our succession planning, described below.
With respect to Board succession, the Nominating and Governance Committee is responsible for reviewing on a periodic basis the composition of the Board and recommending suitable candidates as nominees for election or appointment as directors. As part of this process, the Nominating and Governance Committee identifies the competencies and skills that are required for the Board in light of the corporate strategy. The Nominating and Governance Committee then compares the required competencies and skills to those of each existing director in order to identify areas of need. The Nominating and Governance Committee periodically canvasses each director about their plans for continuing to serve on the Board in order to identify and plan for director retirements.
Orientation and Continuing Education
Upon joining the Board, a new director is provided with a directors’ information binder which includes a copy of the mandate of the Board and each of its committees, the Terms of Reference for the Chair of the Board, the Chair of each Board committee and the CEO, our corporate policies and our by-laws. To accelerate each new directors’ understanding of our business, we also arrange a series of meetings between the director and each of the Company’s officers. At these meetings, the officer and members of their team provide a presentation regarding that officer’s areas of responsibility and the director is provided the opportunity to ask questions.
Each of our directors is responsible for ensuring that they maintain the skill and knowledge necessary to meet their obligations as a director. As part of their continuing education, our Board receives management presentations with respect to the operations and risks of our business, regulatory requirements, new developments which may affect the oil and gas industry, corporate governance and market conditions. In addition, the individual directors continue to meet their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings and attendance at external courses, seminars and presentations.
Three of our director nominees, Ms. Curran, Ms. Lekatsas and Ms. Maki, have received the ICD.D designation from the Institute of Corporate Directors. Ms. Curran was previously co-chair of the executive committee of the Calgary chapter of the Institute of Corporate Directors and participates in the planning and delivery of various director education events. Ms. Curran has been a speaker at various education events. Ms. Maki and Ms. Lekatsas are both Chartered Professional Accountants. In order to maintain this designation, they are required to complete a minimum amount of professional development activities each year.
32   CREATING ENERGY / CREATING VALUE

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
Board Renewal
We do not have a formal retirement policy for our directors or officers or a policy for term limits for our directors. We believe it is important that directors understand our industry and our business and this requires a certain length of tenure on the Board. We also want diverse viewpoints and those often come from newer directors. It is important to achieve an appropriate balance of both to ensure that the Board functions effectively.
We have ten director nominees with an average tenure of 5 years on the Board. All of our directors are engaged and bring demonstrable skills to the Board, allowing us to be efficient and cost effective.
Ethical Business Conduct
Our Board has adopted a code of business conduct and ethics (the “Code”) that applies to all employees, consultants, officers and directors of Baytex. A copy of the Code is accessible on our website at www.baytexenergy.com. Each employee, consultant, officer and director is required to confirm annually that he or she has read, understood and complied with the Code. Any reports of a material variance from the Code will be reported to the Board. There have been no reports filed since the beginning of our last financial year pertaining to any director or executive officer that constitutes a departure from the Code.
In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person who is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and abstain from voting on any resolution to approve the contract or transaction.
Our Audit Committee has also adopted a Whistleblower Policy which provides employees, contractors and suppliers with the ability to report, on a confidential and anonymous basis, any violations within our organization, including, without limitation, criminal conduct, falsification of financial records or unethical conduct. Our Board believes that providing a forum for employees, contractors and suppliers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct. A copy of the Whistleblower Policy is accessible on our website at www.baytexenergy.com.
Board and Director Assessments
We have established a process for assessing the effectiveness of the Board, its committees and individual directors. On an annual basis, each director completes the Board and committee assessment survey (to provide directors with an opportunity to evaluate how effectively the Board and its committees are operating and to provide constructive input for the improvement of the Board and its committees).
In addition to the annual assessment described above, every second year each director completes the director peer and self-assessment survey and the Chair of the Board assessment survey. The results of the director peer and self-assessment survey are provided to the Chair of the Board who meets with each director individually to discuss any issues with an emphasis on maximizing the contribution of each director to the Board and continually improving the effectiveness of the Board. The results of the Chair of the Board assessment survey (and the results of the director peer and self-assessment survey for the Chair of the Board) are provided to the Chair of the Nominating and Governance Committee who meets with the Chair of the Board to discuss the results and identify any action items.
In August of 2024, the Nominating and Governance Committee provided the directors a Board and Committee assessment survey and a Peer and Self assessment survey. Each director completed these surveys. Mr. Bly discussed the results of the Board and committee survey with the Board during the in camera portion of a Board meeting held in October of 2024.
Management Succession Planning
The Board is responsible for succession planning for our senior officers and delegates this responsibility to the HRC Committee. The HRC Committee meets with the CEO at least annually to review succession plans and candidates for all senior officer positions, including the CEO role. This review includes an assessment of each individual’s strengths and development requirements, an estimate as to when they may be prepared to accept a role change and any current plans for their career development. The HRC Committee also works with management to engage third parties to provide coaching and development assessments for senior leaders. The HRC Committee will also, from time to time, consult with outside advisors regarding external candidates. The HRC Committee also meets in camera (without the CEO present) to discuss candidates that have been identified as potential successors to the CEO and reports back to the Board.
During the year, following the resignation of Ms. Julia Gwaltney, the Corporation successfully promoted Mr. Taylor Young from the role of Director, Subsurface to VP and General Manager, US Eagle Ford Operations.
BAYTEX ENERGY / 2025 CIRCULAR   33

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
Diversity and Inclusion
Baytex has a written Board and Management Diversity Policy (the “Diversity Policy”). The Diversity Policy is applicable to both director and executive officer appointments and recognizes that it is in the best interests of the Company and all of its stakeholders to have diversity in gender, age and ethnicity within our Board and executive officer management group. Accordingly, the Mandate and Terms of Reference for the Nominating and Governance Committee requires that, when recommending individuals for appointment or election to the Board, the committee consider whether or not the candidate would contribute to the diversity in gender, age and ethnicity of the Board. Whether or not the candidate contributes to the diversity in gender, age and ethnicity of management will also be considered when executive officer appointments are made. As part of the assessment as to whether an executive officer contributes to the diversity of management, Baytex considers the representation of women. At this time Baytex does not have a target for the appointment of women as executive officers. However, Baytex is committed to having a diverse workplace in which women and other individuals of diverse backgrounds have the opportunity to succeed.
The Diversity Policy includes a written target of having at least 30% of the directors be women. This target has been met, as 4 of 10 (40%) directors are women. In addition, 1 of 10 (10%) of the directors is racially diverse.
To ensure that the Diversity Policy is effectively implemented, the Nominating and Governance Committee periodically assesses its effectiveness and, if required, recommends changes. To assist with this assessment, we now complete an annual anonymous staff survey which asks staff to disclose forms of diversity beyond gender and solicit feedback on the staff’s view on inclusion and belonging at Baytex. In addition, the number of women at the director, officer and manager level is reported to the Committee annually.
The current composition of our director nominees, officers and managers by gender is as follows:
Category	Total	Number of Women	% of Women
Directors	10	4	40%
Officers	9	1	11%
Managers	58	19	33%
Cybersecurity
Information and technology systems are used throughout our operations. We maintain and protect those systems from cybersecurity risks by ensuring we have appropriate technologies, processes and practices that prevent, detect and respond to threats as they emerge and evolve. Our Audit Committee oversees management’s activities with respect to cybersecurity and senior management reports to the Audit Committee four times per year, the Audit Committee then reports to the full Board four times per year. Two of our directors have completed certificate courses for oversight of cybersecurity.
In addition to its own systems, Baytex is also exposed to risks associated with third-parties. If information security is compromised for critical third-parties performing drilling, pumping, or other field support services it could lead to operational / business disruption, financial loss, and reputational damage. We are not aware of any such third-party information security breach which has impacted our operations.
During the last three years, Baytex experienced one information security breach. The breach was the result of a phishing attack and the attack was detected and contained. Neither the attack nor the effects thereof were material. To date, Baytex has not purchased an information security risk insurance policy.
Baytex’s cybersecurity program is modelled after industry standard frameworks including the Center for Internet Security critical controls framework and the NIST Cybersecurity Framework. It also includes ongoing cybersecurity education and awareness training for all employees. Education and training consist of up-to-date learning sessions and phishing simulations. Employees are provided with annual cyber security training. Baytex enhances its cybersecurity program with regular assessments, tests, and third-party evaluations to measure risk, test controls, and compare progress against industry standards.
34   CREATING ENERGY / CREATING VALUE

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
SHAREHOLDER ENGAGEMENT
Regular Engagement
Baytex regularly conducts an active shareholder engagement program through a variety of means and has a shareholder engagement policy which is available on Baytex’s website www.baytexenergy.com.

Website
Quarterly MD&A
Meetings — in person & telephone
Annual Report
Annual information Form
Proxy Circular
Quarterly Conference Calls
Social Media Platforms
Shareholder Engagement

Baytex seeks a high level of communication with its shareholders. The Company communicates regularly with shareholders through annual and quarterly reports, news releases, through Baytex’s website www.baytexenergy.com and through other disclosure and regulatory documents filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Members of Baytex’s management team attend investor conferences and meet with institutional shareholders. Baytex webcasts its annual shareholder meeting as well as its quarterly conference calls.
In addition, investors may contact Baytex’s investor relations department on a continuing basis by letter at Baytex Energy, 2800, 520-3rd Avenue S.W., e-mail at investor@baytexenergy.com or by telephone at 1-800-524-5521.
Contacting the Board
The Board recognizes that it is important to communicate with shareholders, including organizations that represent or advise shareholders on matters of compensation and governance. Those shareholders, employees and other interested parties wishing to communicate directly with the Board on questions or concerns related to compensation and governance may do so through the Chair of the Board or the Chair of either the Human Resources and Compensation Committee or the Nominating and Governance Committee.
You can contact the Chair of the Board or the Chair of either the Human Resources and Compensation Committee or the Nominating and Governance Committee by directing inquiries to the applicable persons in writing to Baytex Energy, 2800, 520 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, by email at investor@baytexenergy.com or by telephone at 1-800-524-5521.
BAYTEX ENERGY / 2025 CIRCULAR   35

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
COMPENSATION DISCUSSION AND ANALYSIS
Letter from the Chair of the Human Resources and Compensation Committee
Dear Fellow Shareholders,
2024 was our first full year following the acquisition of Ranger which resulted in a large expansion of the Company’s asset base with a significant increase in production and the addition of a full operating team based in Houston, Texas.
Consistent with prior years, the Human Resources and Compensation Committee (“HRC Committee”) with assistance of an independent advisor, Hugessen, completed a review of the company’s executive and director compensation programs. The objective of the compensation program is to attract and retain talent, while incentivizing the achievement of results. Compensation for the Company’s officer group was reviewed with respect to median target compensation for similar roles in our Compensation Peer Group, time in the role and importance to the organization. On the basis of this work compensation increases were provided to the executive group. The HRC Committee also completed this work with respect to director compensation and recommended increases to director compensation for 2024. In completing this review, the HRC Committee remained committed to using a compensation peer group weighted towards Canadian companies, despite the majority of the Company’s assets being located in the United States.
Trudy Curran
Chair of the Human
Resources and
Compensation
Committee

The HRC Committee also reviewed the Company’s year-end results. While taking note of the Company’s strong operational performance, the HRC Committee took into consideration the shareholder experience during the year. As a result, the final 2024 score under our long term incentive plan scorecard was significantly below target at 0.7 and slightly below target at 0.98 for our short term incentive plan scorecard.
For more information regarding our compensation programs and the specific decisions we made for 2024, please read the remainder of the “Compensation Discussion and Analysis” section of this information circular.
Sincerely,
“Trudy Curran”
Chair of the Human Resources
and Compensation Committee
36   CREATING ENERGY / CREATING VALUE

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
COMPENSATION PROGRAM DESIGN
Compensation Committee
The HRC Committee is composed exclusively of independent directors and is responsible for reviewing matters relating to human resource policies and compensation programs for Baytex. It has been delegated authority by the Board to review and establish program design, targets and total compensation for all of the officers and staff of Baytex in the context of the general and administrative expense budget which is approved by the Board. The HRC Committee meets at least three times per year.
The HRC Committee has established the following objectives for the compensation program:
•
Attracting and retaining highly capable individuals.

•
Compensation commensurate with performance.

•
Aligning the interests of management and shareholders.

Compensation Risks
The upstream oil and gas business is very complex and highly competitive. It involves numerous known and unknown risks and uncertainties, many of which are beyond the control of management. In establishing the compensation program for Baytex, the HRC Committee’s goal is to design a program that meets the objectives stated in the preceding section. The HRC Committee seeks to achieve this goal by:
•
Aligning the compensation framework with our annual budget and operating plans and our long-term strategic plan so that corporate objectives are a key factor in assessing the performance of our executives and employees.

•
Ensuring that a significant portion of short-term (annual cash bonuses) and long-term (share awards) incentive compensation is tied to corporate performance and, therefore, is at risk (not guaranteed) and variable year-over-year.

•
Awarding a significant portion of long-term incentive compensation in the form of performance awards which, through the payout multiplier, provides a direct link to share price performance and the achievement of pre-determined goals set by the Board.

•
Using a variety of measures to assess corporate performance, which are codified as targets in the scorecards for our short term and long term incentive compensation plans.

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EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
Named Executive Officers
For 2024, our named executive officers (NEOs) were:
•
Eric T. Greager, President and Chief Executive Officer

•
Chad L. Kalmakoff, Chief Financial Officer

•
Chad E. Lundberg, Chief Operating Officer

•
Julia C. Gwaltney, Senior Vice President & General Manager US Eagleford

•
Kendall D. Arthur, Senior Vice President & General Manager, Cdn. Heavy Oil Operations

Ms. Gwaltney resigned October 31, 2024 to pursue another opportunity in Texas.
How We Compensate Our Officers
Executive compensation at Baytex consists of four components: (1) base salary; (2) short-term incentive compensation (STIP); (3) long-term incentive compensation (LTIP); and (4) other benefits. Our compensation package includes both fixed and variable components in order to meet the objectives of our compensation philosophy.
A significant portion of our NEO’s total compensation is contingent upon Baytex’s financial results, operating results and share price performance. The alignment of our pay programs with performance over short and long term periods is reviewed at least annually. Through the plans described below, a significant portion of the compensation for all employees, including NEOs, is based on corporate performance, as well as industry-competitive pay practices.
Type	Component	Objective
Fixed – not at risk	Salary	Market competitive salary
Variable – at risk	Short Term Incentive Plan (STIP)	Annual cash reward based on annual corporate and individual performance
	Incentive Awards and Share Settled Restricted Awards (LTIP)	Alignment with shareholder interest
	Performance Awards and Share Settled Performance Awards (LTIP)	Alignment with shareholder interest and corporate performance
Other Compensation	Benefits	Market competitive benefits
The following charts show the variable-at risk components of compensation relative to the salary and other compensation components of the reported compensation for our President and CEO and our other NEOs for 2024.
Salary
Salary is an important component of the overall compensation package for officers as it is paid in cash and is not at risk. The HRC Committee benchmarks the salaries for our officers with reference to the median of salaries paid to similar officers in our peer
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EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
group (see “Peer Group Benchmarking” below for a description of our compensation peer group). The HRC Committee also takes into account the officer’s experience, responsibility and performance in determining their salary. The HRC also considers the jurisdiction in which the officer lives and works and the market in such jurisdiction.
Short-Term Incentive Plan (STIP)
Short-term incentive compensation, paid in the form of an annual cash bonus, represents incentive or at-risk compensation which serves to motivate and align performance with the Company’s short-term objectives and stakeholder interests. To assess annual performance, we use a series of performance measures that are established at the beginning of each performance year in our STIP scorecard. The goal of the STIP scorecard is to incentivize management to meet or exceed the Company’s objectives for the year.
The performance measures in the STIP scorecard are arrived at, in part, using the Company’s budget for the year and strategic goals. The targets for our operational performance measures can go up or down each year depending on the type and volume of activity anticipated. In some instances, particularly with the Health, Safety and Environment components of our scorecard, we review our performance from prior years and set targets with a goal of continuous improvement or achieving new objectives in this area.
Performance measures in the STIP scorecard are scored on a range of 0% to 200%. As a result, if performance for all measures is either at or below the bottom end of the range, the overall performance score would be 0% and if performance for all measures is at or above the top end of the range, the overall performance score would be 200%. However, if the total shareholder return for Baytex’s common shares during the year is negative, the overall performance score is capped at 100%, regardless of performance.
In addition, each officer has an annual bonus target, expressed as a percentage of base salary. Individual targets vary, with more senior positions having proportionately more pay at risk, reflecting the nature and impact of their contributions. For each officer, the annual bonus target is multiplied by the overall performance factor generated by the STIP scorecard. The following table sets out the target, minimum and maximum bonuses as a percentage of salary for our officers for 2024.
Role	Minimum Bonus % of Salary	Target Bonus % of Salary	Maximum Bonus % of Salary
CEO	0%	125%	250%
CFO and COO	0%	85%	170%
Senior Vice President	0%	75%	150%
This overall performance score multiplied by the annual bonus target is the primary factor considered by the HRC Committee in formulating its recommendation to the Board for establishing the bonuses for our officers. However, along with this mechanical calculation, the HRC Committee considers other factors such as personal performance, internal equity and overall market conditions in awarding each NEOs annual bonus.
Long-Term Incentive Plan (LTIP)
Our LTIP consists of restricted awards, performance awards, share settled performance awards and share settled restricted awards issued pursuant to our shareholder approved Share Award Incentive Plan and cash settled incentive awards issued pursuant to our incentive award plan. A summary of these plans is provided in “Schedule “B” — Summary of Share Based Compensation Plans”. The principal purposes of these awards are to: (i) attract and retain the qualified staff that Baytex requires; (ii) promote a proprietary interest in Baytex; and (iii) focus management of Baytex on operating and financial performance and long-term total shareholder returns.
Performance awards entitle the holder to be issued the number of common shares or cash equivalent designated in the performance award multiplied by a payout multiplier, which can range from 0 to 2. The issue dates are determined by the HRC Committee and are typically one third every twelve months following the grant date and the payout multiplier is dependent on the performance of Baytex relative to corporate performance measures for a particular period.
Each performance share award has three vesting periods equal to one-third of the total grant, plus an adjustment to account for the payment of dividends (if any) from the grant date to the applicable vesting date. On vesting in the first year following the grant, the number of shares issued is determined by multiplying the number of shares underlying the portion of performance award vesting by the payout multiplier for the most recently ended year. On vesting in the second year following the grant, the number of shares issued is determined by multiplying the number of shares underlying the portion of the performance award vesting by the average of the payout multipliers for the two most recently ended years. On vesting in the third year following the grant, the
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EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
number of shares issued is determined by multiplying the number of shares underlying the portion of the performance award vesting by the average of the payout multipliers for the three most recently completed years. For performance awards granted prior to 2023, the payout multiplier is the score determined pursuant to the LTIP scorecard, which can range from 0 to 2, and then rounded to the nearest of: 0.0, 0.5, 1.0, 1.5 or 2.0. For performance awards granted during 2023 and later, the payout multiplier is no longer rounded and will be the result determined by the LTIP scorecard, which can range from 0 and 2. To see the calculation of the payout multipliers applied to the 2022, 2023 and 2024 performance awards which vested in 2025 go to “Calculation of Payout Multipliers”.
Restricted awards entitle the holder to be issued the number of common shares or cash equivalent designated in the restricted award with such common shares to be issued on dates determined by the HRC Committee. The issue dates are typically one third every twelve months following the grant date. The number of common shares to be issued on the applicable issue date for a restricted award is adjusted to account for the payment of dividends (if any) from the grant date to the applicable issue date.
Incentive awards were added to our program in 2020 and are granted in place of restricted awards. The incentive awards function in the same way as restricted awards, but can only be settled for cash on the issue date and cannot be settled for shares. These awards reduce the number of shares that can be issued by the Company while maintaining the benefit of exposing the holder to the Company’s share price performance.
All share awards and incentive awards are exposed to the performance of the Company’s share price between the grant date and the issue date. However, performance awards have a greater exposure to the Company’s performance as the payout multiplier applied on vesting that result in the performance award holder receiving no shares (multiplier of 0.0) in the worst case scenario or double the shares (multiplier of 2.0) in the best case scenario. The applicable multiplier is driven by the Company’s LTIP scorecard, which measures performance against a series of performance measures established annually by the HRC Committee.
The Share Award Incentive Plan also provides for share settled restricted awards and share settled performance awards. In October of 2022 the HRC Committee approved an on-hire grant of share awards to Mr. Greager. The awards vest 1/3 March 2024, 1/3 March 2025 and 1/3 March 2026. To accommodate a vesting period of longer than three calendar years and applicable tax laws, the Board approved an amendment to the share award plan to allow the granting of awards that are to be settled in shares, instead of cash or shares at the Company’s option. Other than the available method of settlement, share settled restricted awards are the same as restricted awards and share settled performance awards are the same as performance awards. It was also the intention of the HRC Committee to increase Mr. Greager’s share ownership in the Company with these share settled awards.
The proportion of performance awards received by an officer relative to incentive awards increases with responsibility. The following table sets out the percentage allocation for our officer group.
Role	Performance Awards % of grant	Incentive Awards % of grant
CEO	80%	20%
CFO, COO and SVP	75%	25%
Vice President	65%	35%
Our share based compensation plans include retirement criteria which provides that upon the satisfaction of certain retirement criteria, the holder of the award will be eligible to retain all or a portion of their unvested awards upon retirement. Awards retained in retirement are settled in accordance with and on the same schedule as they would have pre-retirement. These provisions align the retiring individuals’ post-retirement financial interests with the on-going performance of the Company. Any retiring individual is to provide at least six months written notice and enter into an agreement with the Company that includes non-competition and non-solicitation covenants.
Other Benefits
The employment benefits provided to officers and employees are typical of those provided by participants in the Canadian and US oil and gas industry based on the market in which that individual works and include life, disability insurance, critical illness and extended health and dental coverage. Officers also receive parking and certain perquisites.
Baytex has established a savings plan to assist its employees in meeting their savings goals. Under this plan, employees contribute a percentage of their gross salary to the plan each pay period. Baytex matches each employee’s contributions to a maximum of ten percent of their salary. The combined contributions are allocated by the employee to an RRSP, a spousal RRSP, a tax-free savings account or a non-registered investment account. Baytex does not have a pension plan.
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Peer Group Benchmarking
For Baytex to attract and retain qualified and experienced staff, its overall compensation levels must be competitive with other participants in the Canadian & US oil and gas industry, based on the market in which that individual works. To understand compensation practices in the marketplace management prepares, at the direction of the HRC Committee, a comparative compensation analysis for our officers and employees on an annual basis.
The HRC Committee benchmarks both total compensation granted and each compensation component for the NEOs against the median compensation granted to similar officers in our compensation peer group. Granted compensation can vary (higher or lower) from the median based on the officer’s experience (including time in the role), responsibility and performance. Actual compensation earned then varies based on corporate and personal performance.
As part of the comparative compensation analysis, the HRC Committee is provided with (a) the results of an annual energy industry compensation survey conducted by Mercer Human Resources Consulting, an independent compensation consultant; and (b) a summary (based on publicly available information) of the compensation paid to the officers of an industry-specific peer group, our compensation peer group.
Our compensation peer group is designed to identify companies whose executives have accountability and skill sets nearest to our own. We use a larger group of companies as a comparator for relative total shareholder return comparison purposes, which is used as a performance measure in our LTIP Scorecard, as we acknowledge that, even if our operations aren’t analogous, we compete for capital with a larger group of companies that are active in the oil and gas exploration industry.
Following the Corporation’s merger with Ranger in June of 2023 and recognizing the Company’s increased presence in the U.S., the HRC Committee worked with Hugessen to develop a peer group which allowed for the assessment of compensation as against cross-border, purely Canadian or purely U.S. peers. Peer companies were then screened based against multiple criteria including but not limited to: (i) enterprise and market value, (ii) expected production and production mix and (iii) total assets and revenue. In creating the peer group, the Company aimed to position itself near the median of the Compensation Peer Group in terms of corporate size characteristics. The HRC Committee completed similar process to determine the 2024 shareholder return peer group.
2024 Compensation Peer Group
Canadian Comparators	US Comparators
ARC Resources Ltd.	Callon Petroleum Company
Athabasca Oil Corporation	Chord Energy Corporation
Veren Inc.	Earthstone Energy, Inc.
Enerplus Corporation	Magnolia Oil & Gas Corporation
MEG Energy Corp.	SilverBow Resources, Inc.
NuVista Energy Ltd.
Paramount Resources Ltd.
Tamarack Valley Energy Ltd.
Vermilion Energy Inc.
Whitecap Resources Inc.
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2024 Shareholder Return Peer Group(1)
Advantage Oil & Gas Ltd.	Murphy Oil Company Ltd.
ARC Resources Ltd.	NuVista Energy Ltd.
Athabasca Oil Corp.	Paramount Resources Ltd.
Baytex Energy Ltd.	Parex Resources Inc.
Birchcliff Energy Ltd.	Peyto Exploration & Development Corp
California Resources Corporation	SilverBow Resources
Chord Energy Corp.	SM Energy
Civitas Resources, Inc.	Tamarack Valley Energy Ltd.
International Petroleum Corp.	Tourmaline Oil Corp.
Magnolia Oil & Gas	Veren Inc.
Matador Resources Company	Vermilion Energy Inc.
MEG Energy Corp.	Whitecap Resources Inc.

(1)
Of the 2024 Shareholder Return Peer Group, 8 are domiciled in the U.S. and 16 are domiciled in Canada.

Equity Ownership – Officers
It is important that our executives be aligned with shareholders through common share ownership. As such, our share ownership guidelines stipulate that officers of the Company are required to acquire and hold common shares in accordance with the following.
Title	Share Ownership
CEO	5 times salary
C-suite officers and SVPs	3 times salary
Vice President	1 times salary
The ownership level is to be attained within a period of five years from the date of appointment. An officer meets these guidelines if either the market value or the adjusted cost base of their common shares exceeds their ownership guideline. Only common shares held count towards satisfaction of the ownership guideline, share awards do not.
The following table sets out for each current NEO, the number of common shares held and market value as at December 31, 2024, as well as the ownership value guideline.
Named Executive Officer	Principal Position	Common Shares (#)	Market Value(1) ($)	Ownership Value Guideline ($)	Guideline Met (Y)
Eric T. Greager	President and CEO	1,172,565	4,338,491	3,050,000	Y
Chad L. Kalmakoff	Chief Financial Officer	356,139	1,317,714	1,128,000	Y
Chad E. Lundberg	Chief Operating Officer	521,301	1,928,814	1,185,000	Y
Kendall D. Arthur	SVP & General Manager, Cdn. Heavy Oil Operations	519,092	1,920,640	990,000	Y
Note:
(1)
Determined based on the number of common shares held as at December 31, 2024 multiplied by the closing price of the common shares on the TSX on December 31, 2024 of $3.70 per share.

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EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
Compensation Consultants and Advisors
We participated in an annual energy industry compensation survey conducted by Mercer Human Resources Consulting (an independent compensation consultant). In addition, in 2023 the HRC Committee retained Hugessen to assist with creating a new compensation peer group and reviewing executive and director compensation for 2024. In 2024 Hugessen also provided assistance to the HRC Committee with respect to updating the compensation peer group and reviewing executive compensation for 2025.
	2023 ($)	2024 ($)
Hugessen Consulting Inc.	142,462	71,583
All other fees – Mercer Human Resources Consulting	14,910	15,645
Total	157,372	87,228
Clawback Policy
We have a clawback policy that applies to all of our executive officers. An updated version of this policy which is compliant with the current requirements of the NYSE was adopted in November of 2023. This policy allows for the recoupment of incentive compensation in the event of misconduct, negligence or fraud. A copy of this policy is available on the Baytex website.
Anti-Hedging Policy
Our Disclosure, Trading and Confidentiality Policy prohibits directors, officers, employees and individual consultants or contractors from shorting our stock. The policy specifies a prohibition on purchasing financial instruments (e.g., prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by such individuals.
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COMPENSATION DECISIONS AND
PERFORMANCE ASSESSMENT
In establishing compensation levels, the HRC Committee first assesses performance at the corporate level and then assesses the individual performance of the President and Chief Executive Officer along with each of the other officers. The Chair of the Board assists the HRC Committee with the performance assessment of the President and Chief Executive Officer. The President and Chief Executive Officer assists the HRC Committee with the performance assessment of the other officers.
Base Salaries
The HRC Committee met in December 2023 to establish base salaries for 2024. Factors considered by the HRC Committee included corporate and individual performance, the current environment for the oil and gas industry, competitive factors in the local marketplace, compensation for similar roles in our Compensation Peer Group, each NEO’s time in their role and importance to the organization. As a result of the review our NEO salaries were increased by between 3% to 10%. The largest percentage increase was awarded to Mr. Arthur our Senior Vice President & General Manager, Cdn. Heavy Oil Operations. Ms. Gwaltney’s salary was paid in US dollars and is shown below in Canadian dollars. Her compensation reflects market conditions for similar roles in Houston, Texas where our US office is located.
Annualized Salaries
Current NEOs	2023 ($)	2024 ($)
Eric T. Greager	575,000	610,000
Chad L. Kalmakoff	365,000	376,000
Chad E. Lundberg	385,000	395,000
Julia C. Gwaltney(1)	560,000	588,000
Kendall D. Arthur	300,000	330,000
Note:
(1)
Julia Gwaltney resigned October 31, 2024 and ceased to earn a salary on that date.

Short-Term Incentive Plan (STIP)
The HRC Committee set the short-term incentive plan scorecard at the outset of 2024 and assessed the Company’s 2024 performance relative to that scorecard following the end of the year. Consistent with previous years, the HRC Committee authorized the payment of the first 50% of the annual bonuses on December 31 based on an initial estimate of the scorecard results with the remainder paid on March 31, 2025 after confirmation of year-end 2024 results and the STIP scorecard.
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2024 STIP Scorecard
Performance Measures	Weighting	Low Target	Target	High Target	Result	Performance Factor
Health, Safety and Environment (6%)
Total Recordable Incident frequency(1)	2.0%	0.71	0.43	0.31	0.39	2.67
Severe Potential Injury Frequency(2)	2.0%	0.66	0.35	0.20	0.30	2.67
Spills to the environment (bbls)	2.0%	3,100	2,200	1,400	2,772	0.73
Sustainability (4%)
GHG Emissions Intensity (kgC02e/boe)	2.0%	34	32	30	35	0.00
ARO Activity Count	2.0%	300	400	500	342	0.84
Operations (35%)(3)
Production (boe/d)	12.5%	150,000	153,000	156,000	153,048	12.70
E&D Expenditures ($MM)	12.5%	$1,300	$1,250	$1,200	$1,257	10.84
Controllable cash costs (10%)
Operating Costs ($/boe)(4)	7.5%	12.00	11.63	11.25	11.67	6.60
G&A ($/boe)(4)	2.5%	1.72	1.65	1.58	1.46	5.00
Financial (35%)
Free cash flow per share ($MM)(5)	15%	0.27	0.80	1.34	0.82	15.38
PDP recycle ratio (excluding acquisitions) (6)(7)	10%	1.55	1.90	2.25	1.91	10.00
Adjusted return on capital(7)	10%	7%	14%	21%	14.24%	10.26
Business Improvement	20%					20
Initial Performance Score(8)						98
Scorecard capped at 100% as total shareholder return was negative for 2024.						0
Final Performance Score(8)						98
Notes:
(1)
Total Recordable Injury Frequency represents the number of recordable injuries per 200,000 hours worked.

(2)
Severe Potential Injury Frequency represents the number of severe potential injury events per 200,000 hours worked.

(3)
See “Schedule C — Advisory Statements — Oil and Gas Advisories”.

(4)
Supplementary financial measure. For information on the composition of these measures, refer to the “Operating Expense” and “General and Administrative Expense” sections in the Annual 2024 MD&A, which sections are incorporated herein by reference, and available on SEDAR+ at www.sedarplus.ca.

(5)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. For information on the composition of and how the Company uses these measures, including, for free cash flow, a reconciliation to cash flow from operating activities, refer to the “Specified Financial Measures” section in the Annual 2024 MD&A, which section is incorporated herein by reference, and available on SEDAR+ at www.sedarplus.ca.

(6)
Non-GAAP ratio. PDP recycle ratio is calculated as operating netback divided by F&D costs for our proved developed producing reserves. See the “Specified Financial Measures“ and “Oil and Gas Advisories“ sections in Schedule “C“ of this document for further information.

(7)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. See the “Specified Financial Measures” section in Schedule “C” of this document for further information.

(8)
May not add due to rounding.

Scorecard Application and Individual Adjustment
In addition to the assessment made under the STIP scorecard and after the application of each NEOs specific STIP target, the HRC Committee adjusted the annual bonuses to reflect performance during the year. Moderate downward adjustments were applied to
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the bonuses for Messrs. Greager, Kalmakoff and Lundberg due to the HRC Committee’s assessment of year-end results. Mr. Arthur’s bonus was increased due to the continued out-performance of the Company’s heavy oil assets.
NEO	Target ($)	Awarded Bonus ($)	Scorecard Multiplier(1)	Final Bonus ($)	Difference to Target (%)
Eric T. Greager	$762,500	678,625	98%	665,053	(13)%
Chad L. Kalmakoff	$319,600	308,254	98%	302,089	(5)%
Chad E. Lundberg	$335,750	323,831	98%	317,354	(5)%
Kendall D. Arthur	$247,500	303,064	98%	297,003	20%
Note:
(1)
Julia Gwaltney resigned October 31, 2024 and as a result did not earn a bonus.

Long-Term Incentive Plan (LTIP)
Our long-term incentive plan is designed to pay for performance, attract and retain qualified employees and promote alignment with shareholders. The HRC Committee approved share based compensation grants that were made in March of 2024. In determining the value of the grants of share based compensation to the NEOs, the HRC Committee considered the same factors as were considered when reviewing NEO salaries: corporate and individual performance, the current environment for the oil and gas industry, competitive factors in the local marketplace, compensation for similar roles in our Compensation Peer Group, each NEO’s time in their role and importance to the organization. The value of the share based compensation grants for our NEO’s was increased as compared to 2023 primarily to reflect the larger scope of the organization following the Ranger merger, the increase in cross-border responsibilities and the progression of each of the NEO’s as they accrue time in their role.
	Value of Share Based Compensation Grant
Current Officers	2023 ($)	2024 ($)
Eric T. Greager	2,100,000	3,202,500
Chad L. Kalmakoff	875,000	1,109,000
Chad E. Lundberg	1,000,000	1,164,000
Julia C. Gwaltney(1)	1,360,000	1,176,924
Kendall D. Arthur	625,000	710,000
Note:
(1)
Julia Gwaltney resigned October 31, 2024 and as a result her share based compensation grant was forfeited.

The following table details the share awards granted to each NEOs during 2024.
Current Officers	Incentive Awards (#)	Performance Awards (#)	Performance Awards as % of Total Award (%)
Eric T. Greager	149,301	597,203	80
Chad L. Kalmakoff	64,627	193,881	75
Chad E. Lundberg	67,832	203,497	75
Julia C. Gwaltney(1)	66,298	198,893	75
Kendall D. Arthur	41,375	124,126	75
Note:
(1)
Julia Gwaltney resigned October 31, 2024 and as a result her share based compensation grant was forfeited.

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2024 LTIP Scorecard
Our 2024 LTIP scorecard has four measures:
•
3 year relative total shareholder return. The Company’s score depends on its total shareholder return (share price change plus dividends) relative to the other companies in the 2024 Shareholder Return Peer Group. If performance is fourth quartile, this measure is scored a 0, if the Company’s performance is third or second quartile the score will range from 0 to 2 on a straight-line basis with the score determined based on the Company’s rank as compared to other peers and if the Company’s performance is first quartile, this measure is scored a 2.

•
1 year relative total shareholder return. This is scored the same way as 3 year relative total shareholder return.

•
3 year proved plus probable reserves recycle ratio. Similar to the STIP scorecard, the HRC Committee sets a low, mid and high point target. A score at or below the low-end target is scored a 0, a score between the low-end target and the mid-point target is scored on a straight-line basis with the mid-point target being a 1, scores between the mid-point target and the high-end target are also scored on a straight line basis, and a score at or above the high-end target is scored a 2.

•
The HRC Committee’s assessment of the Company’s development and execution of its strategic plan which is assessed against specific written objectives which are agreed to annually by the HRC Committee and management.

2024 LTIP Scorecard Assessment
The HRC Committee established the performance measures listed in the table below (and the weighting of each measure) for purposes of calculating the 2024 payout multiplier. Baytex’s performance against the 2024 LTIP scorecard was as follows.
Relative Shareholder Return (3-year)
•
Our share price performance was 20 out of 24 (fourth quartile) relative to our 2024 Shareholder Return Peer Group, resulting in a score of 0.00 on this measure.

Relative Shareholder Return (1-year)
•
Our share price performance was 20 out of 24 (fourth quartile) relative to our 2024 Shareholder Return Peer Group, resulting in a score of 0.00 on this measure.

Proved plus Probable (2P) Recycle Ratio (3-year)
•
A 3-year 2P recycle ratio(1) of 1.83 was above the high target resulting in a score of 2.00.

Development and Execution of Strategic Plan
•
The HRC Committee assessed the Company’s performance with respect to this measure and awarded a score of 1.48. Specific achievements noted were:

•
Returned approximately $290 million to shareholders through our share buyback program and dividends. During 2024, we repurchased 48.4 million common shares under our NCIB and declared four quarterly dividends of $0.0225 per Common Share, totaling approximately $72 million.

•
Divested of our Kerrobert Thermal assets in Saskatchewan (production of approximately 2,000 boe/d) for proceeds of $42 million, including closing adjustments.

•
Closed a private offering senior notes having an aggregate principal amount of US$575 million due 2032 and extended the maturity of our credit facilities by two years to 2028.

•
Decreased the cost of management ratio on a per boe and cash basis as compared to 2022 and 2023, see “Cost of Management Ratios” on page 49.

•
Successfully transitioned the executive leadership of our Eagle Ford business unit, with the appointment of Mr. Young as Vice President and General Manager, U.S. Eagle Ford Operations, following Ms. Gwaltney’s resignation.

Notes:
(1)
Non-GAAP ratio and specified financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. See the “Specified Financial Measures” section in Schedule “C” of this document for further information.

(2)
Non-GAAP financial measure and specified financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. See the “Specified Financial Measures” section in Schedule “C” of this document for further information.

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(3)
See the “Other Advisories” section in Schedule “C” of this document for further information.

2024 LTIP Scorecard
Performance Measures(1)	Score (Range of 0 to 2)	Weighting	Result
3-year Total Shareholder Return(2)	0.00	30%	0.00
1-year Total Shareholder Return(2)	0.00	30%	0.00
3-year 2P recycle ratio(3)(4)	2.00	20%	0.40
Development and execution of strategic plan	1.48	20%	0.30
2024 Payout Multiplier for Performance Awards granted in 2023 and 2024(5)			0.70X
2024 Payout Multiplier for Performance Awards granted in 2022(6)			0.50X
Notes:
(1)
Performance measured January 1 to December 31.

(2)
Total Shareholder Return determined relative to the 2024 Shareholder Return Peer Group.

(3)
Three-year 2P recycle ratio is calculated as operating netback divided by F&D costs for our proved plus probable reserves over a three year period. See the “Oil and Gas Advisories” section in Schedule “C” of this document for further information.

(4)
Non-GAAP ratio and specified financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. See the “Specified Financial Measures” section in Schedule “C” of this document for further information.

(5)
See “Schedule C — Advisory Statements”.

(6)
The overall score for performance awards granted in 2022 is rounded to the nearest multiplier of: 0.0, 0.5, 1.0, 1.5 or 2.0.

Calculation of Payout Multipliers
As a result of the determination of the 2024 Payout Multipliers, with respect to the 2022, 2023 and 2024 performance awards, the known payout multipliers for vested performance awards and ranges of potential payout multipliers for unvested performance awards are set out below.
2024 Performance Share Awards	2025 Vesting	2026 Vesting	2027 Vesting
2024 Payout Multiplier	0.7	0.7	0.7
2025 Payout Multiplier	n/a	TBD	TBD
2026 Payout Multiplier	n/a	n/a	TBD
Applied Payout Multiplier	0.7	TBD (min 0.35x – max 1.35x)	TBD (min 0.23x – max 1.57x)
2023 Performance Share Awards	2024 Vesting	2025 Vesting	2026 Vesting
2023 Payout Multiplier	1.19	1.19	1.19
2024 Payout Multiplier	n/a	0.7	0.7
2025 Payout Multiplier	n/a	n/a	TBD
Applied Payout Multiplier	1.19	0.95	TBD (min 0.63x – max 1.3x)
48   CREATING ENERGY / CREATING VALUE

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
2022 Performance Share Awards	2023 Vesting	2024 Vesting	2025 Vesting
2022 Payout Multiplier	1.5	1.5	1.5
2023 Payout Multiplier	n/a	1.0	1.0
2024 Payout Multiplier	n/a	n/a	0.5
Applied Payout Multiplier	1.5	1.25	1.00
Cost of Management Ratios
The cost of management ratios below provide another reference point with which to assess compensation paid to our NEOs. The table below shows the reported compensation awarded to our NEOs as a percentage of cash flow from operations for each year and on a per boe basis. Our cost in 2024 decreased on both measures compared to 2023 and was significantly lower than 2022.
	2022	2023	2024
Total NEO compensation ($)	12,911,811	9,229,978	11,354,208
Cash flow from operations ($)	1,172,872,000	1,295,731,000	1,908,264,000
Annual Production (boe/d)	83,519	122,154	153,048
Cost of management ratio (% of cash flow)	1.10%	0.71%	0.60%
Cost of management ratio ($ per boe)(1)(2)	$0.42	$0.21	$0.20
Notes:
(1)
See the “Oil and Gas Advisories” section in Schedule “C” of this document.

(2)
Cost of management ratio is calculated as total NEO compensation as reported in the summary compensation table of this information circular divided by barrels of oil equivalent production volume for the applicable period.

General and Administrative Expenses
As an additional check on the reasonableness of overall compensation at Baytex, the HRC Committee reviews our general and administrative costs per unit of production. General and administrative costs per unit of production decreased in 2024 relative to 2023 and 2022.
	2022	2023	2024
General and Administrative expense – full year ($ per boe)(1)	1.65	1.57	1.46
Note:
(1)
Supplementary financial measure. See “General and Administrative Expense” in the Annual 2024 MD&A for information related to this measure, which section has been incorporated by reference herein. The Annual 2024 MD&A is available on SEDAR+ at www.sedarplus.ca.

BAYTEX ENERGY / 2025 CIRCULAR   49

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
Performance Graph
The following graph presents the five-year cumulative total return (“TSR”) from an investment of $100 in each of Baytex, the S&P/TSX Oil & Gas Exploration & Production Index, the S&P/TSX Composite Index and the S&P 500 Index on December 31, 2019, assuming reinvestment of dividends.
The cumulative TSR for the Company has fluctuated over time and overall has performed in line with the S&P 500 Index, slightly underperformed the E&P Index and outperformed the S&P/TSX Composite Index as set out in the graph above. Over the same five-year period, the trend of CEO compensation has matched these fluctuations, decreasing in 2020 and subsequently increasing.
As at December 31	Baytex ($)	S&P/TSX Oil & Gas E&P Index ($)	S&P/TSX Composite Index ($)	S&P 500 Index ($)	CEO Total Compensation(1) ($)
2019	100	100	100	100	3,782,500
2020	37	106	75	118	2,795,062
2021	209	132	143	152	3,782,500
2022	325	125	224	125	4,041,625
2023	245	139	246	157	3,548,328
2024	203	169	275	197	4,538,553
Note:
(1)
Represents total compensation as shown in the Summary Compensation Table. For 2022, includes total compensation received by Ed LaFehr for the year, as he retired in November of 2022, but remained employed through to year-end and excludes total compensation received by Mr. Greager who started in November of 2022.

50   CREATING ENERGY / CREATING VALUE

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
EXECUTIVE COMPENSATION TABLES
The following table sets forth information concerning the compensation paid to all of our NEOs for the three most recently completed financial years.
Summary Compensation Table ($)
Name and Principal Position	Year	Salary	Share-based Awards(1)	Non-equity Annual Incentive Plan(2)	All Other Compensation(3)	Total Compensation
Eric T. Greager President and Chief Executive Officer	2024	610,000	3,202,500	665,053	61,000	4,538,553
	2023	575,000	2,100,000	767,625	105,703	3,548,328
	2022	89,567	2,500,000	—	8,957	2,598,524
Chad L. Kalmakoff Chief Financial Officer	2024	376,000	1,109,000	302,089	37,600	1,824,689
	2023	345,000	875,000	324,300	34,500	1,578,800
	2022	275,000	500,000	204,188	27,500	1,006,688
Chad E. Lundberg Chief Operating Officer	2024	395,000	1,164,000	317,354	39,500	1,915,854
	2023	362,500	1,000,000	348,300	36,250	1,747,050
	2022	310,000	750,000	351,540	31,000	1,442,540
Julia C. Gwaltney SVP & General Manager US Eagleford(4)	2024	497,538	1,176,914	—	30,657	1,705,109
	2023	560,000	1,360,000	380,800	47,040	2,347,840
	2022	—	—	—	—	—
Kendall D. Arthur SVP & General Manager, Cdn. Heavy Oil Operations	2024	330,000	710,000	297,003	33,000	1,370,003
	2023	300,000	625,000	280,000	30,000	1,235,000
	2022	285,000	575,000	275,096	28,500	1,163,596
Notes:
(1)
This column shows the total compensation value that was awarded as incentive awards, restricted awards and performance awards. The actual value realized pursuant to such awards may be greater or less than the indicated value. See “Schedule B — Summary of Share Based Compensation Plans” for a description of the features of these awards.

The actual number of incentive awards, restricted awards, share settled restricted awards, performance awards and share settled performance awards granted to the NEOs was, in each case, determined by dividing the intended dollar amount of the grant by the volume weighted average trading price of the common shares on the TSX for the five trading days preceding the grant date. The grant date fair value was $7.34 on November 14, 2022 for Mr. Greager’s 2022 share-based awards. For the other share-based awards the grant date fair value was $4.29 on March 11, 2024, $5.49 on March 5, 2023 and $5.68 on March 7, 2022. The grant date fair value presented for these awards is consistent with the fair value used for accounting purposes.
(2)
Represents the annual cash bonus earned for the year that was paid, in part, December 31 with the remainder paid on March 31 of the following year.

(3)
The amounts shown in the table above represent Baytex’s matching contributions to the employee savings plan. In addition, Mr. Greager’s offer of employment provided for the reimbursement of certain relocation costs upon acceptance of his position with Baytex and in 2023 Mr. Greager was reimbursed $48,203 for relocation costs. The value of perquisites received by each of the Named Executive Officers, including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees, were not in the aggregate greater than $50,000 or 10% of the Named Executive Officer’s total salary for the financial year.

(4)
Ms. Gwaltney resigned on October 31, 2024. Her annualized salary for 2024 was USD $420,000. Her compensation was paid in US dollars and is shown here in Canadian dollars. The US/CAD exchange rate used is 1.4.

BAYTEX ENERGY / 2025 CIRCULAR   51

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
Outstanding Share-based Awards
The following table sets forth for each NEO all share-based awards outstanding as at December 31, 2024. We do not grant option-based awards.
Current Officers	Number of shares- based awards that have not vested (#)		Market or payout value of share-based awards that have not vested(1) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Eric T. Greager	46,510	RA(SS)	4,630,110	n/a
	186,039	PA(SS)
	815,065	PA
	203,767	IA
Chad L. Kalmakoff	297,925	PA	1,484,584	n/a
	103,314	IA
Chad E. Lundberg	333,616	PA	1,645,838	n/a
	111,205	IA
Kendall D. Arthur	198,965	PA	1,036,944	n/a
	81,290	IA
Notes:
(1)
Calculated by multiplying the number of awards by the closing price of the common shares on the TSX on December 31, 2024 ($3.70). For outstanding performance awards the calculation takes into account payout multipliers already determined (1.5 in 2022, 1.19 in 2023 and 0.7 in 2024) and assumes future payout multipliers of 1.0.

(2)
Julia Gwaltney resigned October 31, 2024 and did not hold any outstanding awards as at December 31, 2024.

Incentive Plan Awards – Value Vested or Earned during the Year
The following table sets forth for each NEO the value of share-based awards that vested during the year ended December 31, 2024 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2024.
Current Officers	Share-based Awards(1) ($)	Non-equity Annual Incentive Plan(2) ($)
Eric T. Greager	1,091,521	665,053
Chad L. Kalmakoff	743,487	302,089
Chad E. Lundberg	944,902	317,354
Julia C. Gwaltney(3)	338,072	—
Kendall D. Arthur	777,473	297,003
Notes:
(1)
Calculated by multiplying the number of common shares received upon the conversion of the incentive awards, restricted awards, and the performance awards by the weighted average trading price of the common shares on the TSX for the five trading days preceding the vesting date. For performance awards that vested in 2024 the payout multiplier for performance awards granted in 2021 was 1.33x, for performance awards granted in 2022 it was 1.25x and for performance awards granted in 2023 it was 1.19x.

(2)
Represents the annual cash bonus earned for 2024 that was paid, in part, December 31, 2024 with the remainder to be paid March 31, 2025.

(3)
Julia Gwaltney resigned October 31, 2024 and as a result did not receive a payment under the non-equity Annual Incentive Plan.

The values in this table for share-based awards differ from the values shown in the Summary Compensation Table above as this table shows the value of the share awards that vested during the year, whereas the values reported in the “Summary Compensation Table” above represent an estimate of the fair value of awards granted during the year.
52   CREATING ENERGY / CREATING VALUE

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
Pension Plan Benefits
We do not have any pension plans for our employees.
Employment Contracts
Baytex does not have employment agreements with its NEOs. However, Baytex does have change of control agreements. The change of control agreements only apply if the double trigger change of control requirements set out in the agreement are satisfied. In all other circumstances, the NEOs’ entitlements would be based on the common law, statute and the rights granted to such individuals under the Share Award Incentive Plan.
In order for the change of control agreements to be triggered, there has to be: (i) a change of control of Baytex, and (ii) within six months of the change of control, the NEO must subsequently be terminated, demoted to a level of responsibility and compensation below that immediately prior to the change of control or relocated to a location other than Calgary, Alberta, without their consent.
The following table sets forth the estimated incremental payments that would be made to each of the current NEOs following a change of control and termination of employment.
Current Officers	Severance Period (months)	Salary(1) ($)	Bonus(2) ($)	Benefits and Perquisites(3) ($)	Share Award Value(4) ($)	Total Incremental Payment ($)
Eric T. Greager	24	1,220,000	1,432,678	183,000	4,630,110	7,465,788
Chad L. Kalmakoff	18	564,000	469,792	84,600	1,484,584	2,602,976
Chad E. Lundberg	18	592,500	499,241	88,875	1,645,838	2,826,454
Kendall D. Arthur	18	495,000	432,752	74,250	1,036,944	2,038,946
Notes:
(1)
Determined based on the NEO’s monthly salary as at December 31, 2024.

(2)
Determined based on the average of the annual cash bonus awarded to the NEO for the two calendar years prior to the change in control, 2023 and 2024 in this chart.

(3)
Equal to 15% of the amount owed in respect of salary in lieu of benefits.

(4)
The amounts shown in the table are calculated by multiplying the number of restricted awards, performance awards and incentive awards held by the NEO on December 31, 2024 by the closing price of the common shares on the TSX on December 31, 2024 ($3.70). For outstanding performance awards the calculation takes into account payout multipliers already determined for 2022 (1.5x), for 2023 (1.19x) and 2024 (0.7x) and assumes future payout multipliers of 1.0.

(5)
Julia Gwaltney resigned October 31, 2024 and has therefore not been included in the above table. Ms. Gwaltney did not receive any payment in connection with her cessation of employment.

Directors and Officers – Insurance and Indemnity Agreements
We maintain directors’ and officers’ liability insurance coverage for losses to Baytex if it is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law. This insurance protects us against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for Baytex. All of our directors and officers are covered by the policy and the amount of insurance applies collectively to all. The annual cost for this insurance in 2024 was $1,905,665.
In addition, we have entered into industry standard indemnity agreements with each of our directors and officers pursuant to which we have agreed to indemnify such directors and officers from liability arising in connection with the performance of their duties. Such indemnity agreements conform to the provisions of the Business Corporations Act (Alberta).
Securities Authorized for Issuance under Equity Compensation Plans
Our only active compensation plan under which share awards are being granted that would allow additional equity securities of Baytex to be issued is the Share Award Incentive Plan. This plan reserves for issuance a maximum of 3.8% of the issued and outstanding common shares at any given time. The Share Award Incentive Plan is described in the Executive Compensation section of this information circular. Also see “Schedule B — Summary of Share Based Compensation Plans — Baytex Share Award Incentive Plan”.
BAYTEX ENERGY / 2025 CIRCULAR   53

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
In addition, on June 20, 2023, Baytex became the successor to Ranger’s 2019 Management Incentive Plan (the “Ranger Equity Plan”). Although no new grants will be made under the Ranger Equity Plan, awards that were outstanding at June 20, 2023 were converted to a number of time-vested restricted stock unit awards under the Ranger Equity Plan based on the exchange ratio for the business combination with Ranger, which restricted stock unit awards will be settled in shares of Baytex or with cash. Also see “Schedule “B” — Summary of Share Based Compensation Plans — Converted Ranger Awards”.
The following table outlines all compensation plans under which equity securities of Baytex are authorized for issuance as of December 31, 2024.
	Number of Common Shares to be Issued Upon Exercise of Options or Settlement of Share Awards (#)	Weighted average exercise price of outstanding options, warrants and rights	Number of Common Shares remaining available for future issuance under the equity compensation plans (#)
Equity compensation plans approved by shareholders: LTIP – Share Award Incentive Plan and Ranger Equity Plan(1)(2)	3,860,616	n/a	25,621,912
Equity compensation plans not approved by shareholders	n/a	n/a	n/a
Total	3,860,616		25,621,912
Notes:
(1)
The number of common shares issuable pursuant to the Share Award Incentive Plan and Ranger Equity Plan does not include dividend equivalents on the underlying awards. For outstanding performance awards the common shares issuable takes into account payout multipliers already determined and assumes future payout multipliers of 1.0.

(2)
In connection with Baytex’s acquisition of Ranger, shareholders of Baytex approved the issuance of up to 11,609,754 common shares in connection with the conversion of the Ranger convertible awards.

Additional Information
The following table shows the number of common shares issuable to all directors, officers, employees and other service providers of Baytex and its subsidiaries pursuant to the Share Award Incentive Plan and the Ranger Equity Plan as at December 31, 2024.
	#	%(2)
LTIP – Share Award Incentive Plan(1)
Restricted Awards	45,216	0.01
Performance Awards	3,049,071	0.39
Ranger Equity Plan(3)
Restricted Stock Unit Awards	766,329	0.10
Total	3,860,616	0.50
Notes:
(1)
The number of common shares issuable pursuant to the Share Award Incentive Plan does not include the dividend equivalents on the underlying awards. For outstanding performance awards the shares issuable takes into account payout multipliers already determined (1.5 in 2022, 1.19 in 2023 and 0.7 in 2024) and assumes future payout multipliers of 1.0. If future payout multipliers for the performance awards are 2.0, the total number of common shares issuable would increase to 4,845,158 which represents 0.62% of the issued and outstanding common shares as at December 31, 2024.

(2)
Based on the number of common shares issuable as a percentage of the issued and outstanding common shares as at December 31, 2024, being 773,589,963. Total percentages may not add due to rounding.

(3)
The number of common shares issuable pursuant to the Ranger Equity Plan does not include the dividend equivalents on the underlying awards.

54   CREATING ENERGY / CREATING VALUE

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
The following table summarizes the burn rate associated with the Share Award Incentive Plan over the last three years and includes awards originally issued under the Ranger Equity Plan and subsequently converted to Restricted Awards under the Share Award Incentive Plan.
Period	Share Awards Granted (#)		Weighted Average Common Shares Outstanding (#)	Burn Rate(1)
	Restricted	Performance
2022	68,127	1,391,216	557,985,615	0.26%
2023(2)	2,211,058	1,591,627	704,896,229	0.54%
2024	—	2,344,550	803,435,326	0.29%
Three year average				0.36%
Notes:
(1)
The Burn Rate for a given period is calculated by dividing the number of share awards granted during such period by the weighted average number of common shares outstanding during such period.

(2)
Represents the number of restricted stock unit awards issued on exchange of awards outstanding pursuant to the Ranger Equity Plan on June 20, 2023. No restricted awards were granted under the Share Award Incentive Plan in 2023. Also see “Schedule “B” — Summary of Share Based Compensation Plans — Converted Ranger Awards”. In 2023, an additional 8,618,282 share awards were issued, vested and paid out in connection with the acquisition of Ranger, and if included, the burn rate would be 1.91% in 2023 and the three year average would be 0.77%.

BAYTEX ENERGY / 2025 CIRCULAR   55

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
OTHER INFORMATION
Interest of Certain Persons or Companies in Matters to be Acted Upon
Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, except as disclosed herein.
Other Matters
Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of meeting. However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.
Interest of Informed Persons in Material Transactions
There were no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since the beginning of our last financial year, or in any proposed transaction, which has affected or would materially affect us.
Additional Information
Our financial information is provided in our audited consolidated financial statements for the year ended December 31, 2024 and the related Annual 2024 MD&A of operating and financial results, which are contained in our 2024 annual report. Our annual information form also contains disclosure relating to our Audit Committee and the fees paid to our external auditors in 2024. Copies of our annual report, annual information form, subsequent interim financial statements and this information circular may be obtained on request without charge from the Corporate Secretary of Baytex Energy Corp. at Suite 2800, Centennial Place, East Tower, 520 — 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, telephone (587) 952-3000. These documents and other information relating to us are accessible on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.
56   CREATING ENERGY / CREATING VALUE

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
SCHEDULE A
BOARD OF DIRECTORS
MANDATE AND TERMS OF REFERENCE
ROLE AND OBJECTIVE
The Board of Directors (the “Board”) of Baytex Energy Corp. (the “Corporation”) is responsible for the stewardship of the Corporation and any other subsidiary entities of the Corporation. In this Mandate and Terms of Reference, the Corporation and its subsidiary entities are collectively referred to as “Baytex”. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Baytex.
The objectives of the Board are to:
•
in consultation with the President and Chief Executive Officer of the Corporation (the “CEO”), define the principal objectives of Baytex;

•
supervise the management of the business and affairs of Baytex with the goal of achieving the principal objectives of Baytex;

•
discharge the duties imposed on the Board by applicable laws; and

•
for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

MEMBERSHIP
1.
The Board shall be comprised of not less than three members, a majority of whom are “independent” directors (within the meaning of National Instrument 58-101 “Disclosure of Corporate Governance Practices”).

2.
The shareholders of the Corporation are entitled to nominate for election all of the members of the Board, to hold office until the close of the next annual meeting, by a vote at a meeting of shareholders. In accordance with the articles and by-laws of the Corporation, the members of the Board then in office have the authority to appoint additional directors and fill vacancies on the Board.

3.
The members of the Board should have or obtain sufficient knowledge of Baytex and the oil and gas business to assist in providing advice and counsel on relevant issues.

4.
Board members should offer their resignation from the Board to the Chair of the Board (the “Chair”) following a change in personal circumstances which would reasonably interfere with their ability to serve as a Board member or reflect poorly on Baytex (for example, finding by a Court of fraud or conviction under the Criminal Code or securities legislation).

RESPONSIBILITIES
Without limiting the generality of the foregoing, the Board will perform the following duties:
Strategic Direction and Capital and Financial Plans
1.
Require the CEO to present annually to the Board a strategic plan and annual operating and capital plans for Baytex’s business, which plans must:

(a)
be designed to achieve Baytex’s principal objectives;

(b)
identify the principal strategic and operational opportunities and risks of Baytex’s business; and

(c)
be approved by the Board as a precondition to the implementation of such plans.

2.
Review Baytex’s progress towards the achievement of the goals established in the strategic, operating and capital plans and, if necessary, revise and alter such plans in light of changing circumstances.

3.
Approve acquisitions and dispositions in excess of expenditure limits established by the Board.

4.
Monitor the appropriateness of Baytex’s capital structure, including:

BAYTEX ENERGY / 2025 CIRCULAR   57

EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
(a)
approving the borrowing of funds and the establishment of credit facilities; and

(b)
approving issuances of additional shares or other securities of the Corporation, including securities convertible into shares, to the public and any offering documents, such as prospectuses.

5.
Approve the cash dividends to be paid on the shares of the Corporation.

6.
Approve all matters relating to a take-over bid for the securities of the Corporation.

Finances and Controls
1.
Identify the principal risks of Baytex’s business, take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks and periodically evaluate the appropriateness of such systems.

2.
Ensure systems are in place for the implementation and maintenance of the integrity of Baytex’s internal control and information systems, including maintenance of all required records and documentation.

3.
In consultation with the CEO, establish the limits of management’s authority and responsibility in conducting Baytex’s business.

4.
In consultation with the CEO, establish a disclosure policy for Baytex with the objective of ensuring that all financial information made public by the Corporation (including its annual and interim financial statements) is accurate and complete and fairly presents its financial position and performance.

5.
Ensure that the financial performance of the Corporation is properly reported to shareholders, other security holders and regulators on a timely and regular basis.

6.
Ensure that information relating to the Corporation’s oil and natural gas activities is prepared and disclosed in accordance with applicable securities laws.

7.
In consultation with the CEO, establish the ethical standards to be observed by all officers and employees of Baytex and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards.

8.
Require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by Baytex and its officers and employees.

9.
Approve any material contracts to be entered into by Baytex.

Human Resources
1.
Monitor overall human resources policies and procedures, including compensation and succession planning.

2.
Develop a position description for the CEO.

3.
Appoint the CEO and determine the terms of the CEO’s employment with Baytex.

4.
Evaluate the performance of the CEO at least annually.

5.
In consultation with the CEO, appoint all officers of the Corporation and approve the terms of each officer’s employment.

6.
Develop a system under which succession to senior management positions will occur in a timely manner.

7.
Approve any proposed significant change in the management organization structure of Baytex.

8.
Approve all retirement plans for officers and employees of Baytex.

9.
Review annually the adequacy and form of the compensation of directors.

Governance
1.
Develop position descriptions for the Chair of the Board and, if applicable, the Lead Independent Director.

2.
Select nominees for election to the Board.

3.
Facilitate the continuity, effectiveness and independence of the Board by, amongst other things:

(a)
appointing a Chair and, if applicable, Lead Independent Director of the Board;

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(b)
appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate;

(c)
defining the mandate and terms of reference for each committee of the Board;

(d)
developing a position description for the chair of each committee of the Board;

(e)
ensuring that processes are in place and are utilized to assess the effectiveness of the Chair or the Board, Executive Chair or the Board and the Lead Independent Director of the Board, as applicable, the Board as a whole, each committee of the Board and each director; and

(f)
establishing a system to enable any director to engage an outside adviser at the expense of the Corporation.

4.
Review annually the composition of the Board and its committees.

General
1.
The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

2.
The Board shall have the authority to review any corporate report or material and to investigate any activity of Baytex and to request any employees to cooperate as requested by the Board.

MEETINGS AND ADMINISTRATIVE MATTERS
1.
At all meetings of the Board every question shall be decided by a majority of the votes cast. In case of an equality of votes, the chair of the meeting shall not be entitled to a second or casting vote.

2.
The Chair (or Executive Chair) shall preside at all meetings of the Board, unless the Chair (or Executive Chair) is not present, in which case the Lead Independent Director shall act as chair for purposes of the meeting.

3.
A quorum for meetings of the Board shall be a majority of its members. The rules for calling, holding, conducting and adjourning meetings of the Board are contained in the by-laws of the Corporation.

4.
Meetings of the Board should be scheduled to take place at least three times per year and at such other times as the Chair may determine.

5.
Agendas, approved by the Chair, shall be circulated to Board members along with background information on a timely basis prior to the Board meetings.

6.
The Board may invite those officers, directors and employees of the Corporation and its subsidiary entities as it may see fit from time to time to attend at meetings of the Board and assist thereat in the discussion and consideration of the matters being considered by the Board, provided that the CEO and the Chief Financial Officer of the Corporation shall attend all meetings of the Board, unless otherwise excused from all or part of any such meeting by the chair of the meeting.

7.
At each meeting of the Board, an opportunity will be provided for the independent members of the Board to meet without the non-independent members of the Board and members of management being present.

8.
Minutes of the Board’s meetings will be recorded and maintained and made available to any Board member upon request.

9.
The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

Approved by the Board of Directors on February 13, 2023.
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SCHEDULE B
SUMMARY OF SHARE BASED COMPENSATION PLANS
SHARE AWARD INCENTIVE PLAN
At a special meeting held on December 9, 2010, the unitholders of Baytex Energy Trust (our predecessor) approved the adoption by Baytex effective January 1, 2011 of a full-value share award incentive plan (“SAIP”) pursuant to which restricted awards, performance awards, share settled performance awards or share settled restricted awards may be granted to the directors, officers, employees and other service providers of Baytex and its subsidiaries. At annual and special meetings of shareholders held on June 1, 2016, May 2, 2019 and April 28, 2022 the shareholders approved the unallocated incentive awards (“ISAs”) under the SAIP for additional three-year periods.
Summary of Amendments to the SAIP
On February 23, 2023, the Board approved amendments to the SAIP. These amendments removed reference to performance multipliers in Schedule “A” (as previously attached thereto) to the SAIP, such that the performance multiplier would be as determined by the Board, which cannot be more than 2.
On June 19, 2023, the Board approved additional amendments to the SAIP. Such amendments included, among others: (i) stipulating that the SAIP and all ISAs are subject to any clawback policies of Baytex; (ii) updating Schedule “A” to the SAIP with respect to the special provisions of the SAIP applicable to Grantees subject to Section 280G of the United States Internal Revenue Code; (iii) providing that for Share Settled Restricted Awards, the Payment Date, unless otherwise determined by the HRC Committee, shall be on the first, second and third anniversary of the grant date for each one-third of the Award Value, respectively; and (iv) other amendments of a housekeeping nature.
These amendments were made in accordance with the amendment provision contained in the SAIP, have been approved by the TSX and did not require shareholder approval.
A summary of the SAIP is provided below. Capitalized terms used but not otherwise defined under this heading “Share Award Incentive Plan” have the meanings ascribed to such terms in the SAIP.
Overview
The Board of Directors of Baytex has delegated the authority to administer the SAIP to the HRC Committee.
Under the terms of the SAIP, any Service Provider may be granted Restricted Awards or Performance Awards. In determining the Service Providers to whom ISAs may be granted (“Grantees”), the number of common shares to be covered by each ISA grant and the allocation between Restricted Awards and Performance Awards, the HRC Committee may take into account such factors as it shall determine in its sole discretion, including any one or more of the following factors:
(a)
compensation data for comparable benchmark positions among the Peer Comparison Group;

(b)
the duties, responsibilities, position and seniority of the Grantee;

(c)
the Corporate Performance Measures for the applicable period compared with internally established performance measures approved by the HRC Committee and/or similar performance measures of members of the Peer Comparison Group for such period;

(d)
the individual contributions and potential contributions of the Grantee to the success of Baytex;

(e)
any bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of Baytex;

(f)
the Fair Market Value or current market price of the common shares at the time of such ISA grant; and

(g)
such other factors as the HRC Committee shall deem relevant in its sole discretion in connection with accomplishing the purposes of the SAIP.

Grant Practice
The HRC Committee’s practice is to grant awards annually and have them vest and the underlying common shares be issued as to one-third every 12 months (with the last issuance to occur 36 months following the grant date).
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Restricted Awards
Each Restricted Award entitles the holder to be issued the number of common shares designated in the Restricted Award (plus dividend equivalents as described below) with such common shares to be issued on dates determined by the HRC Committee. HRC Committee did not grant any restricted awards in 2022 or 2023 as they were replaced by incentive awards which are settled in cash only and are not issued pursuant to the SAIP. Each Restricted Awards expires if it has not vested before December 15 of the third year following the year in which is was granted.
Share Settled Restricted Awards
Each Share Settled Restricted Award has the same entitlements as a Restricted Award, except that each Share Settled Restricted Award expires if it has not vested before December 15 of the seventh year following the year in which is was granted, as compared to the third year for a Restricted Award. Differences as to the settlement method are discussed under the heading “Payment of ISAs”. The only Share Settled Restricted Awards outstanding are those granted to Mr. Greager in 2022.
Performance Awards
Each Performance Award entitles the holder to be issued the number of common shares designated in the Performance Award (plus dividend equivalents as described below) multiplied by a Payout Multiplier, with such common shares to be issued on dates determined by the HRC Committee.
The Payout Multiplier is determined by the HRC Committee based on an assessment of the achievement of the predefined Corporate Performance Measures in respect of the applicable period. Corporate Performance Measures may include: relative total shareholder return; recycle ratio; activities related to the growth of Baytex; average production volumes; unit costs of production; total proved reserves; health, safety and environmental performance; the execution of Baytex’s strategic plan; and such additional measures as the HRC Committee shall consider appropriate in the circumstances. The applicable Payout Multiplier in respect of this ranking and such achievement of the applicable measures shall be determined by the HRC Committee and shall not be greater than 2 and not less than zero. For those Performance Awards where the issue date occurs beyond the first anniversary of the grant date, the Payout Multiplier will be the arithmetic average of the Payout Multiplier for each of the two or three preceding fiscal years, as applicable.
Share Settled Performance Awards
Each Share Settled Performance Award has the same entitlements as a Performance Award, except that each Share Settled Performance Award expires if it has not vested before December 15 of the seventh year following the year in which is was granted, as compared to the third year following the year in which it was granted for a Performance Award. Differences as to the settlement method are discussed under the heading “Payment of ISAs”. The only Share Settled Performance Awards outstanding are those granted to Mr. Greager in 2022.
Dividend Equivalents
The SAIP provides for cumulative adjustments to the number of common shares to be issued pursuant to ISAs on each date that dividends are paid on the common shares by an amount equal to a fraction having as its numerator the amount of the dividend per common share multiplied by the Adjustment Ratio immediately prior to the record date for such dividend and having as its denominator the price, expressed as an amount per common share, paid by participants in our dividend reinvestment plan to reinvest their dividends in additional common shares on the applicable dividend payment date, provided that if Baytex has suspended the operation of such plan or does not have such a plan, then the Reinvestment Price shall be equal to the Fair Market Value of the common shares on the trading day immediately preceding the dividend payment date.
Under the SAIP, in the case of a non-cash dividend, including common shares or other securities or property, the HRC Committee will, in its sole discretion and subject to the approval of the Exchange, determine whether or not such non-cash dividend will be provided to the ISA holder and, if so provided, the form in which it shall be provided.
Limitation on Common Shares Reserved
The SAIP provides that the maximum number of common shares reserved for issuance from time to time pursuant to outstanding ISAs shall not exceed a number of common shares equal to 3.8% of the aggregate number of issued and outstanding common shares.
Limitations on ISAs
The aggregate number of ISAs granted to any single Service Provider shall not exceed 5% of the issued and outstanding common shares, calculated on an undiluted basis. In addition: (i) the number of common shares issuable to insiders at any time, under all
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security based compensation arrangements of Baytex, shall not exceed 10% of the issued and outstanding common shares; and (ii) the number of common shares issued to insiders, within any one year period, under all security based compensation arrangements of Baytex, shall not exceed 10% of the issued and outstanding common shares. The number of common shares issuable pursuant to the SAIP to Non-Management Directors, in aggregate, will be limited to a maximum of 0.25% of the issued and outstanding common shares and the value of all ISAs granted to any one Non-Management Director during a calendar year, as calculated on the date of grant, cannot exceed $150,000 (for purposes of monitoring compliance with these limitations, a Payout Multiplier of 1x will be assumed for any Performance Awards).
Issue Dates
If there is a prohibition on trading the securities of Baytex as a result of the imposition by Baytex of a trading blackout (a “Blackout Period”) and the issue date of a ISA falls within a Blackout Period, then the issue date of such ISA shall be extended to the date that is five business days following the end of such Blackout Period.
Payment of ISAs
On the issue date, Baytex shall have the option of settling any amount payable in respect of an Restricted Award or Performance Award by any of the following methods or by a combination of such methods at Baytex’s election:
(a)
common shares issued from the treasury of Baytex;

(b)
common shares acquired by Baytex on the open market; or

(c)
cash in an amount equal to the aggregate Fair Market Value of such common shares that underlie such ISA.

On the issue date, Baytex shall have the option of settling any amount payable in respect of an Share Settled Restricted Award or Share Settled Performance Award by any of the following methods or by a combination of such methods at Baytex’s election:
(a)
common shares issued from the treasury of Baytex; or

(b)
common shares acquired by Baytex on the open market.

Provided that if Baytex and Grantee agree, the Share Settled Restricted Award or Share Settled Performance Award can be settled for cash in an amount equal to the aggregate Fair Market Value of such common shares that underlie such ISAs.
Financial Assistance
The SAIP does not provide for the provision of financial assistance by Baytex in respect of ISAs granted thereunder.
Change of Control
In the event of a Change of Control of Baytex, the issue date(s) applicable to the ISAs will be accelerated such that the common shares to be issued pursuant to such ISAs will be issued immediately prior to the date upon which the Change of Control is completed and the Payout Multiplier applicable to any Performance Awards shall be determined by the HRC Committee who would assess Baytex’s performance for the applicable period relative to the pre-established Corporate Performance Measures.
Under the SAIP, a Change of Control means:
(a)
a successful take-over bid, pursuant to which the offeror as a result of such take-over bid beneficially owns in excess of 50% of the outstanding common shares; or

(b)
any change in the beneficial ownership or control of the outstanding securities or other interests which results in (i) a person or group of persons acting jointly or in concert, or (ii) an affiliate or associate of such person or group of persons, holding, owning or controlling, directly or indirectly, more than 30% of the outstanding voting securities or other interests of Baytex; or

(c)
Incumbent Directors no longer constituting a majority of the Board; or

(d)
the completion of an arrangement, merger or other form of reorganization of Baytex where the holders of the outstanding voting securities or interests of Baytex immediately prior to the completion of the arrangement, merger or other form of reorganization will hold 50% or less of the outstanding voting securities or interests of the continuing entity upon completion of the arrangement, merger or other form of reorganization; or

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(e)
the winding up or termination of Baytex or the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of Baytex to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of Baytex is continued and where the security holdings in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a Change of Control if paragraphs (b) and (c) above were applicable to the transaction); or

(f)
any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the SAIP.

Provided that a Change of Control shall be deemed not to have occurred if a majority of the Board, in good faith, determines that a Change of Control was not intended to occur in the particular circumstances in question.
Early Termination Events
Pursuant to the SAIP, unless otherwise determined by the HRC Committee or unless otherwise provided in an ISA Agreement pertaining to a particular ISA or any written employment or consulting agreement governing a Grantee’s role as a Service Provider, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:
(a)
Death – If a Grantee ceases to be a Service Provider as a result of the Grantee’s death, the issue date for all common shares awarded to such Grantee under any outstanding ISA Agreements shall be accelerated to the Cessation Date. The Payout Multiplier to be applied to any Performance Awards held by the Grantee shall be determined by the President and Chief Executive Officer of Baytex in the case of a Grantee who is not a director or officer and the HRC Committee in all other cases, after taking into consideration the performance of such Grantee and the performance of Baytex since the grant date of such Performance Awards.

(b)
Termination for Cause – If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the Cessation Date all outstanding ISA Agreements under which ISAs have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be immediately terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.

(c)
Voluntary Resignation – If a Grantee ceases to be a Service Provider as a result of a voluntary resignation, effective as of the day that is fourteen (14) days after the Cessation Date, all outstanding ISA Agreements under which ISAs have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.

(d)
Retirement – If a Grantee provides six (6) months prior written notice of their retirement and if: (i) they are over fifty-five (55) years old and have provided six to 10 years of continuous service, they shall be entitled to retain all but their most recent grant of ISAs; (ii) they are over sixty (60) years old and have provided more than six years of continuous service, they shall be entitled to retain all of their ISAs, upon ceasing to be a Service Provider; and (iii) they are over fifty-five (55) years old and provided more than 10 years of continuous service, they shall be entitled to retain all of their ISAs. In each case the retiring Service Provider is required to sign a non-competition and non-solicitation agreement with the Corporation.

(e)
Other Termination – If a Grantee ceases to be a Service Provider for any reason other than as provided for in (a), (b) and (c) above, effective as of the date that is sixty (60) days after the Cessation Date and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding ISA Agreements under which ISAs have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.

(f)
Non-Management Directors – If a Grantee who is a Non-Management Director ceases to be a Service Provider for any reason, the issue date for all ISAs held by such Non-Management Directors shall be accelerated to their Cessation Date.

Expiry
ISAs terminate on the earlier of two years following the commencement of a leave of absence and the date determined by the HRC at the time of grant, provided that such termination date can be no later than December 15th of the third year following the year in which the ISA was granted.
Assignment
Except in the case of death, the right to receive payment pursuant to an ISA granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in the SAIP, no assignment, sale, transfer, pledge or charge of a ISA, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such ISA whatsoever in any
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assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such ISA shall terminate and be of no further force or effect.
Amendment and Termination of Plan
The SAIP and any ISAs granted pursuant thereto may, subject to any required approval of the Exchange, be amended, modified or terminated by the Board of Directors of Baytex without the approval of the Corporation’s shareholders (“Shareholders”). Notwithstanding the foregoing, the SAIP or any ISA may not be amended without Shareholder approval to:
(a)
increase the percentage of common shares reserved for issuance pursuant to ISAs in excess of the limit currently prescribed in the SAIP;

(b)
extend the issue date of any ISAs issued under the SAIP beyond the latest issue date specified in the ISA Agreement (other than as permitted by the terms and conditions of the SAIP);

(c)
permit a Grantee to transfer ISAs to a new beneficial holder other than for estate settlement purposes;

(d)
change the limitations on the granting of ISAs described above under “Limitations on ISAs”; and

(e)
change the amending provision of the SAIP.

In addition, no amendment to the SAIP or any ISAs granted pursuant thereto may be made without the consent of a Grantee if it adversely alters or impairs the rights of such Grantee in respect of any ISA previously granted to such Grantee under the SAIP.
INCENTIVE AWARD PLAN
The Board of the Corporation approved the Incentive Award Plan (“IAP”) on January 20, 2020. Pursuant to the IAP the Board may grant Incentive Awards (“IAs”) to the employees, officers and other service providers of Baytex and its subsidiaries. Non-management directors are not eligible to receive IAs. IAs can only be settled for cash, they cannot be settled for shares.
The Board of Directors of Baytex has delegated the authority to administer the IAP to the HRC Committee. In determining the Service Providers to whom IAs may be granted (“Grantees”) and the number of common shares to be covered by each IA grant, the HRC Committee may take into account the same factors as are used in the SAIP.
Upon vesting, each IA entitles the holder to a payment, net of applicable withholding taxes, equal to the number of IAs that are vesting multiplied by the volume weighted average price of the Corporation’s common shares (“Common Shares”) on the TSX for the 5 trading days preceding the vesting.
With respect to Grant Practice, Dividend Equivalents, Payment Dates (which are equivalent to Issue Dates under the SAIP), Change of Control, Early Termination Events, Expiry and Assignment the IAP has terms which are substantially similar to those in the SAIP which are summarized above. The IAP and any IAs granted may be amended, modified or terminated by the Board at its sole discretion, provided that no amendment to the IAP or any IAs granted pursuant thereto may be made without the consent of a Grantee if it adversely alters or impairs the rights of such Grantee in respect of any IA previously granted to such Grantee.
DSU PLAN
The Board of the Corporation approved the Director’s Deferred Share Unit Plan (“DSUP”) effective as of January 1, 2021. Pursuant to the DSUP the Board may grant Deferred Share Units (“DSUs”) to directors who are not also employees of the Corporation.
In 2024 DSUs were granted quarterly. The number of DSUs credited to any director in a calendar year is calculated by dividing the dollar value of the director’s annual equity retainer by four and then on the date of each grant such amount is divided by the volume weighted average price of the Common Shares on the TSX for the five trading days preceding the grant. The DSUs vest immediately but are not paid out until a director ceases to be a director of Baytex. When a director ceases to serve on the Board for any reason, the director will receive a cash payment, net of applicable withholding taxes, for each DSU credited. If the director is a U.S. resident, the amount of the payment will be determined on the director’s termination date. If the director is a Canadian resident, the payment amount will be determined on either the director’s termination date or, at the director’s election, a date of the director’s choosing not later than December 1 of the calendar year following the year in which the director ceased to serve on the Board. The amount of the payment for each DSU will be determined based on the volume weighted average trading price of the Common Shares on the TSX for the five trading days preceding the date determined in accordance with the foregoing.
The number of DSUs held by a director is increased each month, based on dividends earned, if any, on those DSUs during the month, on a compounding basis. Directors have no right to receive Common Shares for their DSUs, however, the Board may elect to deliver Common Shares in satisfaction in whole or in part of any payment to be made upon the redemption of DSUs by (i) subject
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to any required approval of the Exchange and, if required by the policies of the Exchange, the Shareholders of the Corporation, issuing Common Shares from treasury, or (ii) with Common Shares purchased on the market. Directors have the option to elect to receive up to 50% of their annual cash retainers in the form of DSUs.
The DSUP may be amended, modified or terminated by the Board, provided that no amendment to the may be made without the consent of a participant it adversely alters or impairs the rights of such participant in respect of any DSU held by that participant.
CONVERTED RANGER AWARDS
Pursuant to the agreement and plan of merger between Ranger and Baytex dated February 27, 2023, (the “Merger Agreement”) each award issued pursuant to Ranger’s 2019 Management Incentive Plan (the “Ranger Equity Plan”) of: (i) restricted stock units subject to time-based vesting (the “Ranger TRSU Awards”), other than any Ranger TRSU Awards held by Ranger’s non-employee directors, and (ii) restricted stock units subject to performance-based vesting (the “Ranger PBRSU Awards”), in each case, that was outstanding immediately prior to the effective time of the merger, was converted into time-vested awards with respect to the Common Shares (the “Converted Baytex TRSU Awards”), with the quantity outstanding adjusted in accordance with the Merger Agreement.
In connection with Baytex’s acquisition of Ranger, shareholders of Baytex approved the issuance of up to 11,609,754 common shares in connection with the conversion of the Ranger convertible awards pursuant to the Merger Agreement.
Converted Baytex TRSU Awards continue to be subject to the terms and conditions of the Ranger Equity Plan. Each Converted Baytex TRSU Award in respect of Ranger TRSU Awards remains subject to the same vesting schedule and Converted Baytex TRSU Awards in respect of Ranger PBRSU Awards were converted based on the number of shares payable upon maximum performance and remain subject to the same time-vesting schedule.
Notwithstanding the foregoing, upon (i) an involuntary termination of employment or service by Baytex or any of its subsidiaries without “Cause” (as defined in the Ranger Equity Plan) or (ii) solely with respect to a Converted Baytex TRSU Award that was converted from a Ranger TRSU Award or Ranger PBRSU Award that had such a provision in the award agreement pursuant to which such Ranger TRSU Award or and Ranger PBRSU Award was granted, a resignation by the holder for “Good Reason” (as defined in such applicable award agreement), in each case, that occurs on or within twelve months following the effective date of Baytex’s acquisition of Ranger, such awards will immediately vest in full as of such termination date.
Additionally, the Ranger Equity Plan contains customary provisions with respect to the forfeiture of awards granted thereunder, which are specified in the applicable award agreement and shall include, but not be limited to, termination for Cause, violation of material Company policies or breach of non-competition, confidentiality or other restrictive covenants that may apply to the participant.
Any dividend equivalents that have been accrued with respect to Converted Baytex TRSU Awards will become payable ratably if and when such Converted Baytex TRSU Award vests. In accordance with the Ranger Equity Plan and the Merger Agreement, the term and vesting requirements for Converted Baytex TRSU Awards shall be determined in accordance with the applicable award agreement and may require the payment by the participant of a specified purchase price.
Following the acquisition of Ranger, no new grants have been or will be made under the Ranger Equity Plan. Grants under the plan were made to eligible persons, being employees, directors or consults of Ranger, its subsidiaries and/or predecessor. Converted Baytex TRSU Awards may be settled by the delivery of Common Shares, their cash equivalent, or in any other form of consideration, as determined by HRC Committee and as contained in the applicable award agreement. Generally, the Converted Baytex TRSU Awards are not transferable, other than by will or the laws of descent or distribution, or as otherwise permitted by the HRC Committee in limited circumstances.
The Board has delegated the authority to administer the Ranger Equity Plan to the HRC Committee. None of the directors of Baytex or any of the NEOs hold any awards under the Ranger Equity Plan.
The Board may from time to time amend, modify, suspend or terminate the Ranger Equity Plan or any award or award agreement thereunder, provided that no amendment, modification or suspension shall materially and adversely affect any award granted without the consent of the participant or the permitted transferee of the award.
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SCHEDULE C
ADVISORY STATEMENTS
Forward Looking Statements
Certain statements in this information circular are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “objective”, “ongoing”, “outlook”, “potential”, “project”, “plan”, “should”, “target”, “would”, “will” or similar words suggesting future outcomes, events or performance.
Specifically, this information circular contains forward-looking statements relating to but not limited to: our business strategies, plans and objectives; that we will remain focused on disciplined capital allocation to prioritize free cash flow generation while maintaining a strong balance sheet and balanced shareholder returns; matters related to corporate governance, including with respect to diversity and our board gender diversity target; our plans with respect to our annual and special meeting of shareholders; the director orientation process we follow when new directors join the Board; plans and objectives with respect to our compensation programs; and that we carry our active shareholder engagement.
These forward-looking statements are based on certain key assumptions regarding, among other things: that other than the tariffs that came into effect on March 4, 2025 (some of which were subsequently paused on March 6, 2025), neither the U.S. nor Canada (i) increases the rate or scope of such tariffs (if they come into effect in the future), or imposes new tariffs, on the import of goods from one country to the other, including on oil and natural gas, and/or (ii) imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas; oil and natural gas prices and differentials between light, medium and heavy crude oil prices; well production rates and reserve volumes; success obtained in drilling new wells; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; operating costs; our ability to borrow under our credit agreements; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; our ability to market oil and natural gas successfully; that we will have sufficient financial resources in the future to provide shareholder returns; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.
Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the risk that (i) the U.S. and/or Canadian governments increases the rate or scope of the tariffs effected on March 4, 2025, and were subsequently paused on March 6, 2025, if they come into effect in the future, or imposes new tariffs on the import of goods from one country to the other, including on oil and natural gas, (ii) the U.S. and/or Canada imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas, and (iii) the tariffs imposed by the U.S. on other countries and responses thereto could have a material adverse effect on the Canadian, U.S. and global economies, and by extension the Canadian oil and natural gas industry and Baytex; the risk of an extended period of low oil and natural gas prices (including as a result of tariffs); risks associated with our ability to develop our properties and add reserves; that we may not achieve the expected benefits of acquisitions and we may sell assets below their carrying value; the availability and cost of capital or borrowing; restrictions or costs imposed by climate change initiatives and the physical risks of climate change; the impact of an energy transition on demand for petroleum productions; availability and cost of gathering, processing and pipeline systems; retaining or replacing our leadership and key personnel; changes in income tax or other laws or government incentive programs; risks associated with large projects; risks associated with higher a higher concentration of activity and tighter drilling spacing; costs to develop and operate our properties; risks associated with achieving our total debt target, production guidance, exploration and development expenditures guidance; the amount of free cash flow we expect to generate; risk that the board of directors determines to allocate capital other than as set forth herein; current or future controls, legislation or regulations; restrictions on or access to water or other fluids; public perception and its influence on the regulatory regime; new regulations on hydraulic fracturing; regulations regarding the disposal of fluids; risks associated with our hedging activities; variations in interest rates and foreign exchange rates; uncertainties associated with estimating oil and natural gas reserves; our inability to fully insure against all risks; risks associated with a third-party operating our Eagle Ford properties; additional risks associated with our thermal heavy crude oil projects; our ability to compete with other organizations in the oil and gas industry; risks associated with our use of information technology systems; adverse results of litigation; that our Credit Facilities may not provide sufficient liquidity or may not be renewed; failure to comply with the covenants in our debt agreements; risks associated with expansion into new activities; the impact of Indigenous claims;
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EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
risks of counterparty default; impact of geopolitical risk and conflicts; loss of foreign private issuer status; conflicts of interest between the Company and its directors and officers; variability of share buybacks and dividends; risks associated with the ownership of our securities, including changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond our control. Readers are cautioned that the foregoing list of risk factors is not exhaustive. New risk factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
We believe that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward looking statements included in this information circular should not be unduly relied upon. By their nature, these forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed above and in our Annual Information Form, Annual Report on Form 40-F and Annual 2024 MD&A. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and our future course of action depends on management’s assessment of all information available at the relevant time.
Oil and Gas Advisories
Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
Finding and Development (“F&D”) costs are calculated as total exploration and development expenditures (excluding acquisition and divestitures and including changes in future development capital) divided by reserves additions from exploration and development activity.
For additional information on PDP Recycle Ratio and 2P Recycle Ratio see “Specified Financial Measures” below.
In this information circular we refer to production on an aggregated boe basis. The following tables show Baytex’s applicable disaggregated production volumes for the year ended December 31, 2024. The NI 51-101 product types included are as follows: “Heavy Crude Oil” – heavy crude oil and bitumen, “Light and Medium Crude Oil” – light and medium crude oil, tight oil and condensate, “NGL” – natural gas liquids and “Natural Gas” – shale gas and conventional natural gas.
Annual production for the year ended December 31, 2024
	Heavy Crude Oil (bbl/d)	Light and Medium Crude Oil (bbl/d)	NGL (bbl/d)	Natural Gas (Mcf/d)	Oil Equivalent (boe/d)
Canada	42,313	11,983	2,749	41,412	63,948
United States	—	54,911	17,380	100,850	89,100
Total	42,313	66,894	20,129	142,262	153,048
Specified Financial Measures
Financial data contained within this document is reported in Canadian dollars, unless otherwise stated.
In this information circular, we refer to certain specified financial measures (such as adjusted EBIT, operating netback, free cash flow, adjusted return on capital, PDP recycle ratio, 2P recycle ratio, net debt, and certain expenditures per boe) which do not have any standardized meaning prescribed by IFRS. While these measures are commonly used in the oil and natural gas industry, our determination of these measures may not be comparable with calculations of similar measures presented by other reporting issuers.
See below for additional information on adjusted EBIT, adjusted return on capital, PDP recycle ratio and 2P recycle ratio.
For additional information on each of operating netback, free cash flow, net debt and certain expenditures per boe, including a reconciliation to the most directly comparable IFRS measure (as applicable), refer to the “Specified Financial Measures” section of
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EXECUTIVE SUMMARY	/	MATTERS TO BE ACTED UPON	/	CORPORATE GOVERNANCE	/	EXECUTIVE COMPENSATION	/	SCHEDULES
the Annual 2024 MD&A for the period ended December 31, 2024, which section is incorporated herein by reference, and is available on SEDAR+ at www.sedarplus.ca, on the EDGAR section of the SEC’s website at www.sec.gov and our website at www.baytexenergy.com.
Non-GAAP Financial Measures
Adjusted EBIT
Adjusted EBIT is used to measure our financial performance in our calculation of return on capital and is calculated as net income or loss before interest and tax, adjusted for unrealized gains and losses for the year.
	Year Ended December 31
($ thousands)	2024	2023
Net income (loss) before income taxes	$373,290	$(516,582)
Financing and interest	268,374	192,173
Unrealized financial derivatives (gain) loss	(654)	11,517
Unrealized foreign exchange loss (gain)	153,930	(14,300)
Adjusted EBIT	$794,940	$(327,192)
Non-GAAP Financial Ratios
Adjusted return on capital
We use adjusted return on capital to measure the amount of profit generated relative to the capital invested. Adjusted return on capital is calculated as adjusted EBIT divided by average net assets plus net debt, where average net assets means the average of total shareholders’ equity (excluding accumulated other comprehensive income) plus net debt for the year.
PDP Recycle Ratio and 2P Recycle Ratio
PDP recycle ratio and 2P Recycle Ratio are used to measure the efficiency of our capital program by comparing cashflows generated to the cost of adding reserves. PDP recycle ratio is calculated as operating netback divided by F&D costs for our proved developed producing reserves. Three-year 2P recycle ratio is calculated as the average annual 2P Recycle Ratio which is calculated as operating Netback divided by F&D costs for our proved plus probable reserves each year. Operating netback is a non-GAAP measure and F&D costs are a supplementary financial measure calculated as exploration and development expenditures divided by reserves additions from exploration and development activity.
Other Advisories
Dividend Advisory
Future dividends, if any, and the level thereof is uncertain. Any decision to pay dividends on the common shares (including the actual amount, the declaration date, the record date and the payment date) will be subject to the discretion of the Board and may depend on a variety of factors, including, without limitation, Baytex’s business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on Baytex under applicable corporate law.
Share Buyback Advisory
The future acquisition by Baytex of its shares pursuant to a share buyback program, if any, and the level thereof is uncertain. Any decision to acquire shares of Baytex will be subject to the discretion of the Board and may depend on a variety of factors, including, without limitation, Baytex’s business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions, satisfaction of the solvency tests imposed on Baytex under applicable corporate law and receipt of regulatory approvals.There can be no assurance that Baytex will buyback any shares of Baytex in the future.
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QUESTIONS MAY BE DIRECTED TO THE
PROXY SOLICITATION AGENT
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1-877-452-7184
Outside North America 416-304-0211
Email assistance@laurelhill.com